Sit Dividend Growth Fund Presentation

First Quarter 2015

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Please see disclosure pages at end of presentation.

Outline of Presentation

I. Organizational Overview

Competitive Strengths

- We are a global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal.

- Senior, experienced investment professionals are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private.

- The Firm's investment management team has been continuously involved in the management of the clients' portfolios from their inceptions.

- With $14.4 billion in assets under management, we have the resources of a large firm working for the benefit of our clients, but also the culture of a small, entrepreneurial organization.

- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets.

- We have achieved very competitive risk-adjusted investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 36 full-time investment professionals, including 20 industry and geographically-focused equity analysts.

Sit Investment Associates Group

Global Investment Managers

Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be a premier investment management firm.

Total Assets Under Management

As of March 31, 2015: $14.4 Billion

- Equity $5.1 Billion
- Fixed Income $9.3 Billion
- Institutional Separate Accounts $11.5 Billion
- Sit Mutual Funds $2.9 Billion

History

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S
- Sit Mutual Funds formed

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

2004

- Dividend growth product introduced

2006

- Global Dividend growth product introduced

2008

- Custom Alpha Alternative Fixed Income strategies introduced

Sit Investment Associates—Organizational Update

- There is no change in the last year in the firm's organizational structure and there have been no departures of any of the existing investment staff.
- We have recently enhanced the investment staff by adding a senior equity professional and a junior equity professional.
  - The senior equity professional is Michael Manns, with over 25 years of investment management experience as an analyst/portfolio manager researching and investing in the healthcare technology and services, producer manufacturing and technology sectors.
  - The junior equity professional is Sam Krawczyk, who recently graduated from Northwestern University with a BS degree.
- The firm's total assets under management have increased to $14.3 billion in total assets under management as of December 31, 2014 from $6.6 billion as of December 31, 2008.
- Positive portfolio returns and positive equity account flows have contributed to the increase in the assets under management.
- A summary of the firm's assets under management over the last several years is included below.

($ in millions)	Total Firm AUM	Total # of Accounts	Total Separate Account AUM	Total Mutual Fund AUM	Total Equity AUM	Total Fixed Income AUM
March 31, 2015	**14,355**	**204**	**11,470**	**2,885**	**5,097**	**9,258**
December 31, 2014	**14,319**	203	11,401	2,918	5,340	8,979
December 31, 2013	**13,985**	210	10,936	3,049	5,230	8,755
December 31, 2012	**14,598**	214	11,027	3,571	4,085	10,513
December 31, 2011	**10,823**	212	7,841	2,982	3,017	7,806
December 31, 2010	**9,752**	218	7,356	2,396	3,003	6,749
December 31, 2009	**8,630**	213	6,716	1,914	2,418	6,212
December 31, 2008	**6,636**	212	5,336	1,300	1,708	4,928
December 31, 2007	**7,755**	228	6,074	1,681	2,638	5,117
December 31, 2006	**6,891**	198	5,480	1,411	2,190	4,701

Sit Investment Associates Group

Sit Investment Associates, Inc.

Sit Investment Associates, Inc.
Domestic/Global Equity

- Large Cap Growth
- Mid Cap Growth
- Small Cap Growth
- Dividend Growth
- Global

Sit International Investment Associates
International Equity

- EAFE+
- Pacific Basin
- Developing Markets

Sit Investment Fixed Income Advisors, Inc.
Fixed Income

- Taxable
- Tax-Exempt

Sit Mutual Funds

- Domestic Growth Equity
- International Growth Equity
- Fixed Income

Investment Management & Research
Organization Chart

Roger J. Sit

Global Equity Management

Roger J. Sit
Kent L. Johnson
Ronald D. Sit
David A. Brown
Denise A. Anderson
John M. Bernstein
Joseph R. Eshoo
Michael T. Manns
Tasha M. Murdoff
Mark A. Pepper

Raymond E. Sit
Robert W. Sit
Michael J. Stellmacher
Stacey M. Curme
Ningning Tang
Bradley W. Meyer
Lee J. Feltman
Nicholas D. Tich
Samuel K. V. Krawczyk
Eric M. Manthe

Fixed Income Management

Michael C. Brilley
Debra A. Sit
Bryce A. Doty
Paul J. Jungquist
Mark H. Book
Christopher M. Rasmussen
Todd S. Emerson
Matthew T. Hilliard
Jessica A. Ersfeld
Michael J. Reich
Kevin P. O'Brien
Peter A. Ellingboe
Michael C. Hubbard
Jason B. Miller
Chuck D. Officer
Andrew J. Tich

Biographies of Key People



Roger J. Sit
CEO and Global Chief Investment Officer
24 years investment experience

1998 - Present Sit Investment Associates, Inc.
1991 - 1998 Goldman Sachs & Co., Vice President
1984 - 1990 Captain, United States Air Force

Harvard Business School, MBA (1991)
University of Southern California, MS (1987)
United States Air Force Academy, BS (1984)

rjs@sitinvest.com



Kent L. Johnson, CFA
Senior Vice President, Research and Investment Mgmt.
Sectors: Financials and Capital Goods
22 years investment experience

1989 - Present Sit Investment Associates, Inc.

University of Minnesota, MBA (1995)
University of Minnesota, BS (1989)

klj@sitinvest.com



Michael J. Stellmacher, CFA
Vice President, Research and Investment Management
Sectors: Energy and Materials
23 years investment experience

2001 - Present Sit Investment Associates, Inc.
1987 - 2000 The Pillsbury Company, Mgr. Benefits Invest.
1984 - 1987 Tri/Valley Growers, Mgr. - Econ. Research
1979 - 1983 U.S. Department of Agriculture, Economist

University of Minnesota, MBA (1991)
Oklahoma State University, MS (1979)
University of Wisconsin, BS (1977)

mjs@sitinvest.com



David A. Brown, CFA
Vice President, Research and Investment Management, and Director of Client Services
Sectors: Consumer and Accounting
20 years investment experience

1997 - Present Sit Investment Associates, Inc.
1986 - 1997 KPMG Peat Marwick LLP, Director, Financial Services - Corp. Finance Practice

University of North Dakota, BBA (1986)

dab@sitinvest.com

Key People Who Will Be Directly Involved In Your Account*



Roger J. Sit
CEO and Global Chief Investment Officer
24 years investment experience

1998 - Present Sit Investment Associates, Inc.
1991 - 1998 Goldman Sachs & Co., Vice President
1984 - 1990 Captain, United States Air Force

Harvard Business School, MBA (1991)
University of Southern California, MS (1987)
United States Air Force Academy, BS (1984)

rjs@sitinvest.com



Kent L. Johnson, CFA
Senior Vice President, Research and Investment Mgmt.
Sectors: Financials and Capital Goods
22 years investment experience

1989 - Present Sit Investment Associates, Inc.

University of Minnesota, MBA (1995)
University of Minnesota, BS (1989)

klj@sitinvest.com



David A. Brown, CFA
Vice President, Research and Investment Management, and Director of Client Services
Sectors: Consumer and Accounting
20 years investment experience

1997 - Present Sit Investment Associates, Inc.
1986 - 1997 KPMG Peat Marwick LLP, Director, Financial Services - Corp. Finance Practice

University of North Dakota, BBA (1986)

dab@sitinvest.com

*Biographies on entire investment staff starting on page ????

Research Responsibilities

Roger J. Sit
Global Chief Investment Officer

Roger J. Sit
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
- Generalist
- Japan

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Capital Goods/Defense
- Transportation
- Education
- Environmental Services
- Dir. Quant. & Portfolio Research
  - Earnings/Portfolio Construction

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurants
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming & Lodging
  - Housing & Related
  - Recreational Products

Denise A. Anderson, PhD
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

John M. Bernstein
- Financial
  - Banks, S & L's
  - Consumer Finance
  - GSEs
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Washington

Joseph R. Eshoo
- Telecommunicatons
  - Wireline Services
  - Wireless Services
  - Telecommunication Equipment
- Technology
  - Semiconductors
  - Semi Capital Equipment
  - Storage Hardware
  - Computer Systems
  - Contract Manufacturing

Michael T. Manns
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

Tasha M. Murdoff
- Europe
  - Western Europe
  - UK
  - Eastern Europe
  - CIS
- Canada
- Japan

Mark A. Pepper
- Europe
- Generalist

Raymond E. Sit
- Asia ex Japan
  - Southeast Asia
  - Greater China
  - North Asia
- Africa
- Middle East
- Latin America

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Internet Services
- Energy

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Electric Power Generation
- Commodity Cyclicals

Stacey M. Curme
- Equity Trading
- Generalist

Ningning Tang, CFA
- Asia ex Japan
  - Greater China

Bradley W. Meyer
- Equity Trading
- Quantitative & Portfolio Research
  - Technical Research
- Generalist

Lee J. Feltman
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Nicholas D. Tich
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Samuel K. V. Krawczyk
- Generalist

Eric M. Manthe
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline

Sit Investment Associates, Inc.

Total Years Investment Experience 343 Years

Average Years Investment Experience 17.2 Years

Equity Professionals

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	24	17
Kent L. Johnson, CFA	22	25
Ronald D. Sit, CFA	30	30
David A. Brown, CFA	20	17
Denise A. Anderson, Ph.D.	17	6
John M. Bernstein	22	19
Joseph R. Eshoo	20	6
Michael T. Manns	28	0
Tasha M. Murdoff	15	19
Mark A. Pepper	16	11
Raymond E. Sit	23	23
Robert W. Sit, CFA	23	23
Michael J. Stellmacher, CFA	23	13
Stacey M. Curme	18	22
Ningning Tang, CFA	11	7
Bradley W. Meyer	12	13
Lee J. Feltman	7	7
Nicholas D. Tich	7	9
Samuel K. V. Krawczyk	0	0
Eric M. Manthe	3	10

II. Investment Philosophy and Decision-Making Process

Growth Equity Investment Philosophy

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- **Macro Variables**
- **Market Valuation**

- **Secular Trends**
- **Political Environment**
- **Economic Outlook**
- **Fiscal and Monetary Policy**
- **Sentiment**

PORTFOLIO DECISIONS
(Investment Team)

- **Regional and Country Allocation**
- **Industry & Sector Allocation**
- **Stock Selection**

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- **World Class or Regional Dominance**
- **Distinctive Product or Services**
- **Proactive Managements**
- **Healthy Financials**
- **Attractive Valuations**

- **Fundamental Company & Industry Research**
- **Quantitative Valuation**
- **Specific Stock Recommendations**

Major Investment Themes for Growth-Oriented Investors

Energy	The key drivers/themes in energy are supply/demand imbalances resulting from emerging market growth, challenges stemming from basin exhaustion, declining reserves per well, and higher costs to extract resources.
Health Care	While demographics are set to boost demand for healthcare, those same forces are expected to make paying for healthcare increasingly difficult. Investment opportunities will come from innovative companies targeting unmet needs, technologies/treatments that reduce overall healthcare costs, and increased affluence in emerging markets.
Technology	Growth in wireless devices (smartphones) and networks, internet traffic, and global digital information are among the key drivers in technology. Corporations continue to spend on productivity-enhancing technology.
Capital Goods	Global infrastructure spending growth will outpace GDP growth for many years, driven by pent-up demand and under-investment in developed nations and industrialization of emerging economies. Attractive end-markets include water/wastewater, road construction, power, energy/commodities and commercial aerospace.
Consumer	For retailers, pressure on wages (particularly in U.S.) and global competition are placing emphasis on price and value. Consumer products companies can accelerate organic growth by capitalizing on increasing consumption in emerging markets.
Finance	Market share shifts are occurring in many industries as well capitalized companies are taking advantage of bankruptcies, M&A activity, and balance sheet-constrained competitors. The development of capital markets (both equity and bonds) outside the U.S. offers excellent long-term growth prospects for well-positioned firms.

Stock Selection Criteria

- We invest in companies with earnings per share growth greater than the market (generally 10%-plus for large cap and global holdings and 15-20%-plus for small cap holdings).
  - Growth companies can be in any sector
  - Sectors with these growth companies may change with time
- We seek to invest in growth companies at reasonable valuations (P/Es to growth rates).
- We focus on quality growth companies that have strong fundamentals. <u>We are patient, longer-term investors and allow our growth expectations time to materialize.</u> We look for the following attributes:
  - World-class or regional dominance
  - Distinctive products or services
  - Proactive managements providing innovative ideas and quick responses to change
- Our investment holdings generally reflect the following investment characteristics:
  - Increasing return on equities
  - High growth rates (projected and historical)
  - Higher relative P/E ratios
  - Healthy financials
  - Lower dividend yields
- Significant databases and quantitative tools are used to identify and evaluate opportunities

Sell Disciplines
Based on Experience and Judgment

Company Specific

- Fundamentals change/earnings disappoint
- Quantitative models indicate deteriorating earnings trends
- Trimming holdings based on appreciation/achievement of analyst price target (profit taking)

Strategic

- Rotating sector emphasis based on earnings outlook (e.g., selling a sector with the weakest outlook and buying sector with the most positive outlook).
- Raising cash to become defensive

Decision-Making/Portfolio Construction

Team Management Approach With Active Leadership From Senior Investment Professionals	Senior professionals determine investment strategy and sector emphasis. Research analysts prepare conclusion-oriented research reports and provide key input on stock selection.
Use of Model Portfolios	Client accounts hold same securities/weightings as permitted by restrictions.
Number of Names/Security Weightings	70 to 90 names - 3 separate tier weightings ranging from 1% to 5%
Maximum Investment In Any One Security	5% of portfolio
Maximum Exposure to a Single Industry Sector	Approximately 1 ½ - 2 times the benchmark for larger sectors. Smaller sectors could be larger.
Minimum Exposure to a Single Industry Sector	0%
Cash Holdings	0% to 5% (as permitted by guidelines)

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper
(quarterly)

Sit Investment Management Decision-Making Responsibilities

Equity Investment Management Group

Roger J. Sit*

Client Guidelines & Compliance →	Investment Policy & Strategy →	Fundamental Industry & Company Research →	Portfolio/ Sector & **Quantitative Analysis** →	**Portfolio** Management & Implementation →	Equity **Trading** →	Client Reporting & **Servicing**
◆ Client Portfolio Guidelines	◆ Asset Allocation ◆ Regional Allocation ◆ Country Allocation	◆ Stock and Industry Recommendations	◆ Quantitative Screens ◆ Sector and Risk Analysis ◆ Technical Analysis	◆ Portfolio Construction ◆ Portfolio Implementation	◆ Trading and Brokerage Relationship	◆ Client Servicing and Marketing
David A. Brown* Paul E. Rasmussen Mark D. Madden Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson* Ronald D. Sit* John M. Bernstein* Michael J. Stellmacher Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson Ronald D. Sit David A. Brown Robert W. Sit Michael J. Stellmacher Denise A. Anderson John M. Bernstein Joseph R. Eshoo Michael T. Manns Raymond E. Sit Tasha M. Murdoff Mark A. Pepper Ningning Tang	Kent L. Johnson* Tasha M. Murdoff Bradley W. Meyer Lee J. Feltman Samuel K. V. Krawczyk Eric M. Manthe Nicholas D. Tich	Roger J. Sit* Kent L. Johnson* Robert W. Sit Michael J. Stellmacher Tasha M. Murdoff Raymond E. Sit	Stacey M. Curme* Bradley W. Meyer	David A. Brown* Mark D. Madden Kent L. Johnson John M. Bernstein Tasha M. Murdoff Debra K. Beaudet

*Team Leaders

III. Risk Management Process and Quantitative Tools

Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroecomomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Equity Investment Management

Enhancing the Investment Process

Resource Allocation:

- Dedicating more resources to accounting and corporate governance issues and their effects on stock selection.

Reducing Portfolio Impact from Accounting and Corporate Frauds:

- Immediate sale of half the investment position in any company involved in allegations of fraud, etc.
- Assign teams of senior equity specialists to evaluate key issues for further portfolio action.

Improving Stock Selection Productivity:

- Increased Research Focus:
    - Fundamental changes
    - Revenues
    - Margins
    - Earnings
    - Cash Flows
- Increased Diversification of Portfolio Holdings:
    - Limit position size
    - Slightly increasing number of portfolio names
    - Reduce tracking error

Equity Risk Models:

- Utilizing the detailed analysis of Northfield Information Services' Fundamental Risk Model.

Quantitative Reports and Analysis

Market/Benchmark Studies	Portfolio Analysis	Sell Candidates	Stock Analysis/Idea Generation
Market/Sector performance in selected economic conditions	Performance Attribution - Evaluates impact of active bets vs benchmark	Multi-Factor Model - Enhancing portfolio through sale of weaker ranked stocks	Multi-Factor Model - Combo of valuation, balance sheet, and momentum factors
Attributions by Quantitative Factors- Identifies themes driving market	Analyst Recommended Stock Portfolio - Analyst rank for PM use	Earnings revision and relative strength trend analysis	Top performing industry groups of past month
S&P 500 Bottom-up estimate of earnings by sector	Active Bets Download- Monitors sector, industry and stock bets	Earnings and sales expectation analysis	Screen for Positive EPS Surprises- Stocks exceeding analyst estimates
Macro Studies- Historical comparisons w/ current environment	Quantitative Summary Report- Measures SIA portfolios by quant factors	Earnings Quality analysis	Top 5 Screen - Earnings revision-based screen
Benchmark Profiles - Analysis of benchmark's statistical attributes	Historical Earnings Estimate Report- Tracks changes in estimates	Screen for Negative EPS Surprises - Stocks missing analyst estimates	Portfolio 457 - Quantitative-based "GARP" model portfolio
Growth/Value valuation/performance studies	Portfolio analysis by macro theme (accelerating GDP, falling rates, etc.)	Technical Analysis - Screen for overbought/oversold opportunities	Screen for significant benchmark weights and attributes
Industry rank by earnings / relative strength model	Northfield Risk Model - Profiles risk characteristics of SIA holdings	Identification of increased short interest and insider activity	Fundamentals & Valuations- thorough statistical analysis of companies

IV. Dividend Growth Portfolio Characteristics

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and high profile scandals. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Sit Dividend Growth Portfolio Structure / Characteristics

The Objective of the Strategy is to Outperform the S&P 500 Index with Lower Volatility and Superior Down-Market Protection

- Equal proportion of higher growth companies that pay dividends and more mature companies that pay a material dividend.
  - Over 55% of holdings in other Sit Investment Associates growth portfolios
  - Anticipate all companies will consistently increase dividend over time
- Investment universe: dividend paying stocks across all sectors, geographies (only ADR's), and market capitalizations.
  - ADR's account for 0.7% of the portfolio
  - Additional 10.1% is invested in foreign securities traded on U.S. exchanges.
- Below average portfolio turnover
- Dividend yield (gross) 50-100 bps higher than S&P 500
  - All holdings currently or anticipated to pay a dividend
- Forecasted beta approximately 0.90 (provided by Northfield Information Systems)
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)

Dividend Growth Portfolios

What Do We Look For?

- Growth companies that pay a dividend and could increase their dividend:

  - Growing earnings;
  - Stable-to-improving margins;
  - Global opportunities;
  - A sustainable competitive advantage; and
  - Experienced management

- Quality companies that pay a material dividend and could increase their dividend:

  - Consistency of earnings, cash flow generation
  - Emphasis on balance sheet strength, includes low debt and strong cash flow; and
  - Shareholder "friendly" management teams committed to returning excess capital to shareholders

Dividend Growth Portfolios

What Do We Look For?

➢ The fundamental process is the same as in traditional Sit Growth Portfolios. We look for:

- Growing earnings;
- Stable-to-improving margins;
- Global opportunities;
- A sustainable competitive advantage; and
- Experienced management

➢ But we also look further for companies that exhibit characteristics that would encourage dividends and dividend growth:

- Consistency of earnings, cash flow generation
- Emphasis on balance sheet strength, includes low debt and strong cash flow;
- Shareholder "friendly" management teams committed to returning excess capital to shareholders; and
- High current dividend yield or potential for significant dividend increases over time.

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

March 31, 2015

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
ABBV	ABBVIE INC	1.1%	3.3%	59%	13%
ACE	ACE LTD	0.7%	2.3%	27%	8%
ADM	ARCHER DANIELS MIDLAND CO	0.9%	2.3%	34%	10%
ADP	AUTOMATIC DATA PROCESSING I	0.7%	2.3%	66%	11%
AGU	AGRIUM INC	0.7%	2.9%	52%	11%
AJG	GALLAGHER ARTHUR J & CO	0.7%	3.1%	64%	12%
AVB	AVALONBAY CMNTYS INC	0.7%	2.9%	95%	8%
BCE	BCE INC	0.9%	4.7%	77%	5%
CNP	CENTERPOINT ENERGY INC	0.9%	4.8%	82%	5%
GPC	GENUINE PARTS CO	0.7%	2.7%	53%	7%
HP	HELMERICH & PAYNE INC	0.5%	3.6%	48%	10%
INTC	INTEL CORP	1.8%	3.0%	41%	9%
IP	INTL PAPER CO	1.0%	2.9%	49%	8%
JNJ	JOHNSON & JOHNSON	2.1%	2.8%	46%	5%
JPM	JPMORGAN CHASE & CO	2.1%	2.5%	29%	7%
KMB	KIMBERLY CLARK CORP	1.2%	3.3%	62%	7%
KMI	KINDER MORGAN INC DEL	1.0%	4.2%	88%	8%
KYN	KAYNE ANDERSON MLP INVT CO	0.7%	7.6%	100%	N/A
LG	LACLEDE GROUP INC	0.9%	3.5%	51%	5%
LMT	LOCKHEED MARTIN CORP	0.9%	3.0%	55%	8%
LYB	LYONDELLBASELL INDUSTRIES N	0.5%	3.0%	31%	7%
MIC	MACQUARIE INFRASTR CO LLC	1.3%	4.9%	95%	6%
MMC	MARSH & MCLENNAN COS INC	0.7%	2.0%	39%	10%
MRK	MERCK & CO INC NEW	1.2%	3.1%	53%	7%
MSFT	MICROSOFT CORP	2.3%	3.0%	54%	11%
NEE	NEXTERA ENERGY INC	1.1%	3.0%	59%	5%
OXY	OCCIDENTAL PETE CORP DEL	0.9%	3.6%	67%	5%
PACW	PACWEST BANCORP DEL	1.2%	4.3%	76%	10%
PEP	PEPSICO INC	2.3%	2.7%	57%	9%
PFE	PFIZER INC	1.7%	3.2%	51%	3%
PG	PROCTER & GAMBLE CO	1.5%	3.1%	64%	8%
RSG	REPUBLIC SVCS INC	0.3%	2.8%	57%	4%
RTN	RAYTHEON CO	0.7%	2.5%	42%	8%
SJM	SMUCKER J M CO	0.9%	2.2%	47%	6%
SU	SUNCOR ENERGY INC NEW	0.9%	2.8%	48%	12%
TROW	PRICE T ROWE GROUP INC	0.7%	2.5%	46%	10%
TYG	TORTOISE ENERGY INFRSTRCTR	0.5%	6.0%	N/A	N/A
UPS	UNITED PARCEL SERVICE INC	1.0%	3.0%	60%	11%
VR	VALIDUS HOLDINGS LTD	0.4%	3.0%	26%	8%
VZ	VERIZON COMMUNICATIONS INC	2.2%	4.5%	64%	8%
WMT	WAL-MART STORES INC	1.2%	2.4%	39%	5%
WEC	WISCONSIN ENERGY CORP	0.6%	3.4%	68%	4%
XLNX	XILINX INC	0.7%	2.9%	52%	9%
	Total	**45%**			
	Average		**3.3%**	**56%**	**8%**
	Median		**3.0%**	**53%**	**8%**

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
AAPL	APPLE INC	2.4%	1.5%	24%	15%
ABT	ABBOTT LABS	1.1%	2.1%	42%	11%
ACN	ACCENTURE PLC IRELAND	0.8%	2.2%	44%	10%
AMAT	APPLIED MATLS INC	1.1%	1.8%	36%	14%
AMP	AMERIPRISE FINL INC	1.3%	1.8%	26%	13%
AVGO	AVAGO TECHNOLOGIES LTD	1.7%	1.2%	21%	19%
BDX	BECTON DICKINSON & CO	1.7%	1.7%	37%	12%
CAH	CARDINAL HEALTH INC	1.7%	1.5%	33%	10%
CMI	CUMMINS INC	0.5%	2.3%	33%	12%
CVS	CVS HEALTH CORP	1.9%	1.4%	31%	14%
DFS	DISCOVER FINL SVCS	0.9%	1.6%	20%	8%
DLPH	DELPHI AUTOMOTIVE PLC	0.9%	1.2%	20%	18%
DVN	DEVON ENERGY CORP NEW	1.0%	1.5%	25%	8%
EFX	EQUIFAX INC	0.7%	1.2%	29%	18%
GD	GENERAL DYNAMICS CORP	1.1%	2.1%	34%	9%
GILD	GILEAD SCIENCES INC	1.0%	1.7%	18%	5%
GS	GOLDMAN SACHS GROUP INC	1.0%	1.2%	14%	8%
HD	HOME DEPOT INC	2.7%	2.1%	49%	12%
HIG	HARTFORD FINL SVCS GROUP IN	0.9%	1.7%	22%	32%
HON	HONEYWELL INTL INC	2.7%	2.0%	38%	10%
HRB	BLOCK H & R INC	1.0%	2.5%	46%	12%
ITW	ILLINOIS TOOL WKS INC	0.7%	1.9%	40%	8%
IVZ	INVESCO LTD	0.9%	2.5%	40%	11%
M	MACYS INC	1.5%	1.8%	28%	12%
MCO	MOODYS CORP	0.8%	1.3%	32%	14%
MDT	MEDTRONIC PLC	3.2%	1.6%	30%	9%
MMM	3M CO	0.8%	2.5%	54%	10%
MPC	MARATHON PETE CORP	0.7%	2.0%	18%	7%
NLSN	NIELSEN N V	0.7%	2.2%	39%	14%
OII	OCEANEERING INTL INC	0.2%	1.9%	28%	1%
ORCL	ORACLE CORP	0.9%	1.4%	21%	8%
PNC	PNC FINL SVCS GROUP INC	0.9%	2.2%	28%	9%
PRU	PRUDENTIAL FINL INC	1.0%	2.9%	25%	11%
PX	PRAXAIR INC	0.4%	2.4%	46%	12%
R	RYDER SYS INC	1.1%	1.6%	26%	12%
RHI	ROBERT HALF INTL INC	0.5%	1.4%	34%	12%
SBUX	STARBUCKS CORP	1.0%	1.3%	45%	18%
SNA	SNAP ON INC	1.3%	1.4%	29%	12%
STJ	ST JUDE MED INC	1.4%	1.7%	29%	10%
SWKS	SKYWORKS SOLUTIONS INC	0.4%	0.5%	12%	21%
TJX	TJX COS INC NEW	1.2%	1.2%	26%	12%
TWX	TIME WARNER INC	1.5%	1.7%	33%	18%
TYC	TYCO INTL PLC	1.1%	1.9%	39%	13%
UNH	UNITEDHEALTH GROUP INC	1.4%	1.3%	25%	10%
UNP	UNION PAC CORP	1.1%	2.0%	37%	14%
WHR	WHIRLPOOL CORP	1.1%	1.5%	25%	21%
ZMH	ZIMMER HLDGS INC	1.3%	0.8%	14%	8%
	Total	**55%**			
	Average		**1.7%**	**31%**	**12%**
	Median		**1.7%**	**29%**	**12%**

Please see disclosure pages at end of presentation.

Sit Dividend Growth Fund

March 31, 2015

(Medians)

	Valuation			Dividends		
	NTM P/E	Free Cash Flow Yield [1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Account (DGF225)	17.0x	4.8%	2.3%	11.4%	11.5%	39%
S&P 500 Index	18.3x	4.3%	1.8%	10.8%	12.0%	32%
Russell 1000 Growth Index	20.0x	4.1%	1.0%	12.2%	13.4%	20%
Russell 1000 Value Index	17.9x	4.4%	1.8%	8.8%	8.9%	28%

	Earnings			Balance Sheet / Profitability [1]		
	Earnings Stability [2]	'14-'15 EPS Growth	Long Term Growth	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Dividend Growth Account (DGF225)	13.0	7%	10%	14.0%	9.7%	20.9%
S&P 500 Index	16.6	6%	10%	12.2%	8.4%	27.8%
Russell 1000 Growth Index	16.8	9%	12%	11.7%	8.1%	24.3%
Russell 1000 Value Index	22.0	4%	9%	8.8%	6.2%	29.3%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Please see disclosure pages at end of presentation.

The information above is supplemental to and complements the composite presentation at the end of the disclosure section. The account information set forth above is for the representative portfolio, is provided for illustrative purposes only and reflects one account within the composite. Please refer to the disclosure section for performance information and the composite presentation.

Top 25 Holdings
Sit Dividend Growth Fund
March 31, 2015

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2014 P/E Ratio
MEDTRONIC PLC	HEALTH TECHNOLOGY	$33,596	3.2%	6.8%	17x
HONEYWELL INTERNATIONAL INC	PRODUCER MANUFACTURING	28,902	2.7%	9.8%	17x
HOME DEPOT INC	RETAIL TRADE	28,207	2.7%	13.5%	22x
APPLE INC	ELECTRONIC TECHNOLOGY	25,608	2.4%	15.4%	15x
MICROSOFT CORP	TECHNOLOGY SERVICES	24,636	2.3%	10.1%	17x
PEPSICO INC	CONSUMER NON - DURABLES	24,524	2.3%	7.0%	21x
VERIZON COMMUNICATIONS INC	COMMUNICATIONS	23,286	2.2%	8.1%	14x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	22,560	2.1%	5.2%	16x
JPMORGAN CHASE & CO	FINANCE	22,440	2.1%	6.9%	11x
CVS HEALTH CORPORATION	RETAIL TRADE	19,667	1.9%	14.2%	20x
INTEL CORP	ELECTRONIC TECHNOLOGY	18,648	1.8%	10.0%	14x
PFIZER INC	HEALTH TECHNOLOGY	18,414	1.7%	3.2%	16x
CARDINAL HEALTH INC	HEALTH SERVICES	18,203	1.7%	10.4%	21x
BECTON DICKINSON AND CO	HEALTH TECHNOLOGY	17,683	1.7%	11.2%	21x
AVAGO TECHNOLOGIES LTD	ELECTRONIC TECHNOLOGY	17,485	1.7%	19.3%	15x
MACYS INC	RETAIL TRADE	16,101	1.5%	11.5%	14x
PROCTER & GAMBLE CO	CONSUMER NON - DURABLES	15,665	1.5%	8.0%	21x
TIME WARNER INC	CONSUMER SERVICES	15,621	1.5%	17.6%	18x
ST JUDE MEDICAL INC	HEALTH TECHNOLOGY	14,506	1.4%	10.3%	17x
UNITEDHEALTH GROUP INC	HEALTH SERVICES	14,390	1.4%	10.3%	19x
SNAP-ON INC	CONSUMER DURABLES	14,070	1.3%	5.8%	19x
ZIMMER HLDGS INC	HEALTH TECHNOLOGY	13,794	1.3%	8.3%	18x
AMERIPRISE FINANCIAL INC	FINANCE	13,486	1.3%	13.0%	13x
MACQUARIE INFRASTRUCTURE	FINANCE	13,407	1.3%	7.0%	212x
MERCK & CO INC	HEALTH TECHNOLOGY	12,982	1.2%	7.4%	17x
	TOTAL		46.2		

Number of Equity Holdings = 90

Please see disclosure pages at end of presentation.

Industry Sector Portfolio Evaluation

Sit Dividend Growth

March 31, 2015

PRODUCER MANUFACTURING	$000	% EQUITY
HONEYWELL INTERNATIONAL INC	28,902	2.7
TYCO INTERNATIONAL PLC	11,918	1.1
GENERAL DYNAMICS CORP	11,147	1.1
DELPHI AUTOMOTIVE PLC	9,852	0.9
LOCKHEED MARTIN CORP	9,153	0.9
3M CO	8,676	0.8
ILLINOIS TOOL WORKS INC	7,876	0.7
RAYTHEON CO	7,735	0.7
CUMMINS INC	4,821	0.5
		9.4

ELECTRONIC TECHNOLOGY	$000	% EQUITY
APPLE INC	25,608	2.4
INTEL CORP	18,648	1.8
AVAGO TECHNOLOGIES LTD	17,485	1.7
APPLIED MATERIALS INC	12,022	1.1
XILINX INC	7,165	0.7
SKYWORKS SOLUTIONS INC	4,276	0.4
		8.0

CONSUMER DURABLES	$000	% EQUITY
SNAP-ON INC	14,070	1.3
WHIRLPOOL CORP	11,709	1.1
GENUINE PARTS CO	7,124	0.7
		3.1

ENERGY MINERALS	$000	% EQUITY
DEVON ENERGY CORP	10,856	1.0
SUNCOR ENERGY INC	9,627	0.9
OCCIDENTAL PETROLEUM CORP	9,424	0.9
MARATHON PETROLEUM CORP	7,922	0.7
		3.6

PROCESS INDUSTRIES	$000	% EQUITY
INTERNATIONAL PAPER CO	10,857	1.0
ARCHER DANIELS MIDLAND CO	9,216	0.9
AGRIUM INC	7,872	0.7
LYONDELLBASELL INDUSTRIES	5,823	0.5
PRAXAIR INC	4,108	0.4
		3.6

HEALTH TECHNOLOGY	$000	% EQUITY
MEDTRONIC PLC	33,596	3.2
JOHNSON & JOHNSON	22,560	2.1
PFIZER INC	18,414	1.7
BECTON DICKINSON AND CO	17,683	1.7
ST JUDE MEDICAL INC	14,506	1.4
ZIMMER HLDGS INC	13,794	1.3
MERCK & CO INC	12,982	1.2
ABBVIE INC	11,813	1.1
ABBOTT LABORATORIES	11,616	1.1
GILEAD SCIENCES INC	10,834	1.0
		15.8

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC	24,524	2.3
PROCTER & GAMBLE CO	15,665	1.5
KIMBERLY CLARK CORP	12,521	1.2
JM SMUCKER CO	9,380	0.9
		5.9

INDUSTRIAL SERVICES	$000	% EQUITY
HELMERICH & PAYNE INC	5,197	0.5
REPUBLIC SERVICES INC	3,109	0.3
OCEANEERING INTERNATIONAL INC	2,341	0.2
		1.0

COMMERCIAL SERVICES	$000	% EQUITY
MOODYS CORP	8,000	0.8
NIELSEN NV	7,920	0.7
EQUIFAX INC	7,826	0.7
ROBERT HALF INTL INC	5,202	0.5
		2.7

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	24,636	2.3
ORACLE CORP	9,614	0.9
ACCENTURE PLC	8,196	0.8
AUTOMATIC DATA PROCESSING INC	7,660	0.7
		4.7

HEALTH SERVICES	$000	% EQUITY
CARDINAL HEALTH INC	18,203	1.7
UNITEDHEALTH GROUP INC	14,390	1.4
		3.1

CONSUMER SERVICES	$000	% EQUITY
TIME WARNER INC	15,621	1.5
STARBUCKS CORP	10,803	1.0
BLOCK H & R INC	10,557	1.0
		3.5

RETAIL TRADE	$000	% EQUITY
HOME DEPOT INC	28,207	2.7
CVS HEALTH CORPORATION	19,667	1.9
MACYS INC	16,101	1.5
TJX COS INC	12,432	1.2
WAL-MART STORES INC	12,189	1.2
		8.4

TRANSPORTATION	$000	% EQUITY
RYDER SYS INC	11,344	1.1
UNION PACIFIC CORP	11,175	1.1
UNITED PARCEL SERVICE INC	10,399	1.0
		3.1

UTILITIES	$000	% EQUITY
NEXTERA ENERGY INC	11,609	1.1
KINDER MORGAN INC	10,958	1.0
LACLEDE GROUP INC	9,785	0.9
CENTERPOINT ENERGY INC	9,148	0.9
WISCONSIN ENERGY CORP	6,059	0.6
		4.5

FINANCE	$000	% EQUITY
JPMORGAN CHASE & CO	22,440	2.1
AMERIPRISE FINANCIAL INC	13,486	1.3
MACQUARIE INFRASTRUCTURE	13,407	1.3
PACWEST BANCORP DEL	12,344	1.2
GOLDMAN SACHS GROUP INC	10,672	1.0
PRUDENTIAL FINANCIAL INC	10,529	1.0
INVESCO LTD	9,878	0.9
HARTFORD FINL SVCS GROUP	9,410	0.9
DISCOVER FINANCIAL SERVICES	9,315	0.9
PNC FINL SVCS GROUP INC/THE	9,193	0.9
GALLAGHER ARTHUR J & CO	7,860	0.7
MARSH & MCLENNAN COS INC	7,565	0.7
ACE LTD	7,434	0.7
T ROWE PRICE GROUP INC	7,310	0.7
KAYNE ANDERSON MLP INVSM	7,156	0.7
AVALONBAY CMNTYS INC	7,009	0.7
TORTOISE ENERGY INFRSTRCT	5,341	0.5
VALIDUS HOLDINGS LTD	4,723	0.4
		16.5

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS INC	23,286	2.2
BCE INC	9,114	0.9
		3.1

Sit Dividend Growth Fund: Dividend Increases Over the Last 12 Months

March 31, 2015

Ticker	Company Name	Trailing 12 Month Dividend 3/31/14	Trailing 12 Month Dividend 3/31/15	Change in Dividend Rate (%)
HP	HELMERICH & PAYNE INC.	1.78	2.69	51%
PACW	PACWEST BANCORP.	1.00	1.50	50%
ABT	ABBOTT LABORATORIES	0.64	0.90	41%
AVGO	AVAGO TECHNOLOGIES LTD.	0.78	1.06	35%
UNH	UNITEDHEALTH GROUP INCORPORATED	1.12	1.50	34%
ORCL	ORACLE CORP.	0.36	0.48	33%
NLSN	NIELSEN HOLDINGS N.V.	0.76	1.00	32%
DLPH	DELPHI AUTOMOTIVE PLC	0.76	1.00	30%
MMM	3M CO.	2.76	3.59	30%
LYB	LYONDELLBASELL INDUSTRIES N.V. CL A	2.20	2.80	27%
UNP	UNION PACIFIC CORP.	1.59	2.01	26%
HIG	HARTFORD FINANCIAL SERVICES GROUP INC.	0.55	0.69	25%
M	MACY'S INC.	1.00	1.25	25%
CMI	CUMMINS INC.	2.38	2.97	25%
CVS	CVS CAREMARK CORP.	0.95	1.18	24%
ADM	ARCHER DANIELS MIDLAND CO.	0.81	1.00	23%
SBUX	STARBUCKS CORP.	0.94	1.16	23%
OII	OCEANEERING INTERNATIONAL INC.	0.88	1.08	23%
HD	HOME DEPOT INC.	1.64	2.00	22%
TJX	TJX COS.	0.58	0.70	21%
MCO	MOODY'S CORP.	0.98	1.18	20%
WHR	WHIRLPOOL CORP.	2.50	3.00	20%
DFS	DISCOVER FINANCIAL SERVICES	0.80	0.96	20%
PRU	PRUDENTIAL FINANCIAL INC.	1.86	2.22	19%
MPC	MARATHON PETROLEUM CORP.	1.61	1.92	19%
SNA	SNAP-ON INC.	1.64	1.94	18%
TROW	T. ROWE PRICE GROUP INC.	1.58	1.84	16%
MIC	MACQUARIE INFRASTRUCTURE CO. LLC	3.35	3.89	16%
XLNX	XILINX INC.	1.00	1.16	16%
MSFT	MICROSOFT CORP.	1.02	1.18	16%
PEP	PEPSICO INC.	2.27	2.62	15%
IP	INTERNATIONAL PAPER CO.	1.30	1.50	15%
ITW	ILLINOIS TOOL WORKS INC.	1.64	1.88	14%
EFX	EQUIFAX INC.	0.91	1.04	14%
LMT	LOCKHEED MARTIN CORP.	4.96	5.66	14%
ACE	ACE LTD.	2.28	2.60	14%
SU	SUNCOR ENERGY INC.	0.76	0.87	14%
ACN	ACCENTURE LTD.	1.68	1.91	13%
CAH	CARDINAL HEALTH INC.	1.21	1.37	13%
TYC	TYCO INTL	0.64	0.72	13%
HON	HONEYWELL INTERNATIONAL INC.	1.72	1.94	13%
RHI	ROBERT HALF INTERNATIONAL INC.	0.66	0.74	12%
CNP	CENTERPOINT ENERGY INC.	0.86	0.96	12%
AMP	AMERIPRISE FINANCIAL INC.	2.08	2.32	12%
MMC	MARSH & MCLENNAN COS.	0.98	1.09	11%

Ticker	Company Name	Trailing 12 Month Dividend 3/31/14	Trailing 12 Month Dividend 3/31/15	Change in Dividend Rate (%)
IVZ	INVESCO LTD.	0.90	1.00	11%
MDT	MEDTRONIC, INC.	1.10	1.22	11%
GD	GENERAL DYNAMICS CORP.	2.24	2.48	11%
SJM	J.M. SMUCKER CO.	2.26	2.50	11%
TWX	TIME WARNER INC.	1.18	1.30	10%
RTN	RAYTHEON CO.	2.26	2.49	10%
BDX	BECTON, DICKINSON AND COMPANY	2.08	2.29	10%
JPM	JPMORGAN CHASE & CO.	1.44	1.58	10%
KYN	KAYNE ANDERSON MLP INVESTMENT CO.	2.90	3.18	10%
GS	GOLDMAN SACHS GROUP INC.	2.10	2.30	10%
ABBV	ABBVIE INC.	1.60	1.75	9%
DVN	DEVON ENERGY CORP.	0.88	0.96	9%
OXY	OCCIDENTAL PETROLEUM CORP.	2.64	2.88	9%
PNC	PNC FINANCIAL SERVICES GROUP INC.	1.76	1.92	9%
R	RYDER SYSTEM INC.	1.33	1.45	9%
NEE	FPL GROUP INC.	2.71	2.95	9%
PX	PRAXAIR INC.	2.45	2.67	9%
KMI	KINDER MORGAN INC.	1.60	1.74	9%
RSG	REPUBLIC SERVICES INC.	1.02	1.10	8%
UPS	UNITED PARCEL SERVICE INC. (CL B)	2.53	2.74	8%
AVB	AVALONBAY COMMUNITIES INC.	4.37	4.73	8%
PFE	PFIZER INC.	0.98	1.06	8%
AAPL	APPLE INC.	1.74	1.88	8%
STJ	ST. JUDE MEDICAL, INC.	1.02	1.10	8%
ZMH	ZIMMER HOLDINGS, INC.	0.82	0.88	7%
AGU	AGRIUM INC.	2.66	2.84	7%
PG	PROCTER & GAMBLE CO.	2.41	2.57	7%
GPC	GENUINE PARTS CO.	2.19	2.34	7%
WEC	WISCONSIN ENERGY CORP.	1.50	1.59	7%
JNJ	JOHNSON & JOHNSON	2.64	2.80	6%
ADP	AUTOMATIC DATA PROCESSING INC.	1.83	1.94	6%
TYG	TORTOISE ENERGY INFRASTRUCTURE CORP.	3.43	3.60	5%
LG	LACLEDE GROUP, INC.	1.73	1.80	4%
KMB	KIMBERLY-CLARK CORP.	3.27	3.40	4%
VZ	VERIZON COMMUNICATIONS INC.	2.09	2.16	3%
AJG	ARTHUR J. GALLAGHER & CO.	1.41	1.45	3%
MRK	MERCK & CO.	1.74	1.78	2%
WMT	WAL-MART STORES INC.	1.89	1.93	2%
INTC	INTEL CORP.	0.90	0.92	2%
VR	VALIDUS HOLDINGS LTD.	1.20	1.22	2%
AMAT	APPLIED MATERIALS INC.	0.40	0.40	0%
HRB	H&R BLOCK INC.	0.80	0.80	0%
BCE	BCE INC.	2.15	2.03	-6%
GILD	GILEAD SCIENCES INC.	-	-	n/a
SWKS	SKYWORKS SOLUTIONS INC.	-	0.48	n/a

Summary Statistics	Sit Dividend Growth	S&P 500
Median Dividend Increase	11.4%	10.8%
Total Number of Dividend Increases / Total Number of Holdings	86 / 90 (96%)	363 / 500 (73%)

Please see disclosure pages at end of presentation.

Sit Dividend Growth

Portfolio Free Cash Flow Yield Summary*

March 31, 2015

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield	Total Yield
Archer-Daniels-Midland Company	0.87	3,444	28,727	12.0	2.3	14.3
Gilead Sciences, Inc.	1.02	12,261	154,371	7.9	1.7	9.6
Apple Inc.	2.42	49,169	749,087	6.6	1.5	8.0
Oracle Corporation	0.91	11,423	174,058	6.6	1.4	8.0
LyondellBasell Industries NV	0.55	3,146	47,965	6.6	3.1	9.6
Cardinal Health, Inc.	1.72	1,868	30,693	6.1	1.5	7.6
General Dynamics Corporation	1.05	2,385	43,727	5.5	2.0	7.5
Macy's Inc	1.52	1,518	28,680	5.3	1.8	7.1
H&R Block, Inc.	1.00	340	6,996	4.9	2.5	7.4
Xilinx, Inc.	0.68	479	10,533	4.5	2.8	7.4
Automatic Data Processing, Inc.	0.72	1,655	38,994	4.2	2.3	6.5
Cummins Inc.	0.46	1,011	24,393	4.1	2.3	6.4
Oceaneering International, Inc.	0.22	230	5,871	3.9	1.9	5.9
Intel Corporation	1.76	5,904	150,842	3.9	3.0	6.9
UnitedHealth Group Incorporated	1.36	5,164	132,637	3.9	1.3	5.1
St. Jude Medical, Inc.	1.37	811	21,389	3.8	1.7	5.5
CVS Health Corporation	1.86	4,713	125,378	3.8	1.4	5.1
Delphi Automotive PLC	0.93	979	26,493	3.7	1.2	4.9
Accenture Plc	0.77	2,563	70,018	3.7	2.2	5.8
Skyworks Solutions, Inc.	0.40	651	18,005	3.6	0.5	4.1
TJX Companies, Inc.	1.17	1,631	45,480	3.6	1.2	4.8
International Paper Company	1.02	1,091	31,159	3.5	2.9	6.4
Medtronic Plc	3.17	2,595	74,542	3.5	1.6	5.0
Marathon Petroleum Corporation	0.75	1,106	32,315	3.4	2.1	5.5
Raytheon Company	0.73	1,123	34,191	3.3	2.5	5.8
Equifax Inc.	0.74	409	12,604	3.2	1.2	4.5
Moody's Corporation	0.76	708	22,401	3.2	1.3	4.5
Zimmer Holdings, Inc.	1.30	565	19,476	2.9	0.8	3.7
Applied Materials, Inc.	1.13	759	26,222	2.9	1.8	4.7
Microsoft Corporation	2.33	17,528	617,358	2.8	3.0	5.8
Whirlpool Corporation	1.11	535	19,329	2.8	1.5	4.3
3M Company	0.82	2,917	109,491	2.7	2.5	5.1
Johnson & Johnson	2.13	6,989	265,249	2.6	2.8	5.4
Home Depot, Inc.	2.66	4,270	164,058	2.6	2.1	4.7
Nielsen N.V.	0.75	574	23,532	2.4	2.2	4.6
PepsiCo, Inc.	2.3	3,917	161,752	2.4	2.7	5.2

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield	Total Yield
Time Warner Inc.	1.47	2,098	88,490	2.4	1.7	4.0
Robert Half International Inc.	0.49	180	7,773	2.3	1.3	3.7
Genuine Parts Company	0.67	335	14,814	2.3	2.7	4.9
Snap-on Incorporated	1.33	210	9,389	2.2	1.4	3.7
Pfizer Inc.	1.74	9,075	430,610	2.1	3.2	5.3
Becton, Dickinson and Company	1.67	648	30,971	2.1	1.7	3.8
Starbucks Corporation	1.02	1,412	72,937	1.9	1.3	3.3
Lockheed Martin Corporation	0.86	1,261	66,909	1.9	3.0	4.9
Verizon Communications Inc.	2.20	5,637	307,277	1.8	4.5	6.3
Wal-Mart Stores, Inc.	1.15	10,205	569,863	1.8	2.4	4.2
Abbott Laboratories	1.10	1,256	73,711	1.7	2.1	3.8
Avago Technologies Limited	1.65	597	36,043	1.7	1.2	2.9
Honeywell International Inc.	2.73	2,420	164,051	1.5	2.0	3.5
J. M. Smucker Company	0.89	236	16,063	1.5	2.2	3.7
United Parcel Service, Inc. Class B	0.98	1,032	75,051	1.4	3.0	4.4
Illinois Tool Works Inc.	0.74	544	40,073	1.4	2.0	3.3
Republic Services, Inc.	0.29	289	21,298	1.4	2.8	4.1
Union Pacific Corporation	1.05	1,407	105,487	1.3	2.0	3.4
Kimberly-Clark Corporation	1.18	550	45,452	1.2	3.3	4.5
Tyco International PLC	1.12	219	18,732	1.2	1.9	3.1
NextEra Energy, Inc.	1.10	736	73,489	1.0	3.0	4.0
Procter & Gamble Company	1.48	4,740	480,641	1.0	3.1	4.1
Praxair, Inc.	0.39	420	44,702	0.9	2.4	3.3
Suncor Energy Inc.	0.91	439	52,124	0.8	2.8	3.7
BCE Inc.	0.86	450	57,479	0.8	4.8	5.5
Merck & Co., Inc.	1.23	1,296	166,794	0.8	3.2	3.9
Wisconsin Energy Corporation	0.57	110	16,343	0.7	3.4	4.1
AbbVie, Inc.	1.11	276	104,183	0.3	3.3	3.6
Occidental Petroleum Corporation	0.89	-72	58,933	-0.1	3.7	3.6
Kinder Morgan Inc Class P	1.03	-728	134,950	-0.5	4.2	3.6
CenterPoint Energy, Inc.	0.86	-383	16,861	-2.3	4.8	2.5
Helmerich & Payne, Inc.	0.49	-263	7,442	-3.5	3.8	0.3
Laclede Group, Inc.	0.92	-159	4,355	-3.7	3.6	-0.1
Agrium Inc.	0.74	-1,139	19,520	-5.8	2.9	-2.9
Devon Energy Corporation	1.02	-7,855	39,140	-20.1	1.5	-18.6
Sit Dividend Growth Median		1,011	43,727	2.4	2.2	4.6

Sit Dividend Growth

Cash Returned to Shareholders (Dividends plus Stock Buybacks)

March 31, 2015

ISSUE DESCRIPTION	Dividend Yield	Buyback Yield*	Total Yield
Validus Holdings, Ltd.	3.1	14.1	17.2
Illinois Tool Works Inc.	2.0	14.1	16.1
LyondellBasell Industries NV	3.1	10.5	13.6
Tyco International PLC	1.9	10.7	12.6
Marathon Petroleum Corporation	2.0	7.8	9.8
Time Warner Inc.	1.6	7.9	9.5
Home Depot, Inc.	2.0	6.9	8.9
Hartford Financial Services Group, Inc.	1.7	6.7	8.4
General Dynamics Corporation	2.0	6.3	8.3
Macy's Inc	1.8	6.4	8.2
Apple Inc.	1.5	6.4	7.9
Ameriprise Financial, Inc.	1.9	5.8	7.6
International Paper Company	2.8	4.7	7.5
Occidental Petroleum Corporation	3.7	3.7	7.4
3M Company	2.5	3.8	6.2
UnitedHealth Group Incorporated	1.3	4.9	6.2
Pfizer Inc.	3.2	2.9	6.0
Raytheon Company	2.4	3.6	6.0
Intel Corporation	3.0	2.8	5.8
Kimberly-Clark Corporation	3.3	2.5	5.8
Discover Financial Services	1.7	4.0	5.7
Archer-Daniels-Midland Company	2.3	3.3	5.7
Merck & Co., Inc.	3.1	2.5	5.7
Union Pacific Corporation	2.0	3.5	5.5
Suncor Energy Inc.	2.8	2.6	5.4
Invesco Ltd.	2.5	2.9	5.4
CVS Health Corporation	1.4	3.9	5.3
PepsiCo, Inc.	2.7	2.5	5.2
Goldman Sachs Group, Inc.	1.2	3.9	5.1
Delphi Automotive PLC	1.2	3.8	4.9
J. M. Smucker Company	2.2	2.8	4.9
ACE Limited	2.3	2.6	4.9
Cummins Inc.	2.3	2.6	4.9
Oceaneering International, Inc.	1.9	3.0	4.9
Cardinal Health, Inc.	1.5	3.2	4.7
Abbott Laboratories	2.0	2.6	4.7
TJX Companies, Inc.	1.2	3.3	4.6
CenterPoint Energy, Inc.	4.8	-0.3	4.5
Moody's Corporation	1.3	3.2	4.4
Lockheed Martin Corporation	3.0	1.4	4.4
Xilinx, Inc.	2.8	1.4	4.3
Microsoft Corporation	3.0	1.2	4.2
Republic Services, Inc.	2.7	1.3	4.0
Prudential Financial, Inc.	2.9	1.1	4.0
Wisconsin Energy Corporation	3.4	0.4	3.8

ISSUE DESCRIPTION	Dividend Yield	Buyback Yield*	Total Yield
Oracle Corporation	1.4	2.4	3.8
Agrium Inc.	2.9	0.8	3.7
St. Jude Medical, Inc.	1.7	2.0	3.7
Procter & Gamble Company	3.1	0.6	3.7
United Parcel Service, Inc. Class B	3.0	0.6	3.6
Genuine Parts Company	2.6	1.0	3.6
Accenture Plc	2.2	1.4	3.6
Johnson & Johnson	2.7	0.8	3.5
Marsh & McLennan Companies, Inc.	2.0	1.4	3.4
Praxair, Inc.	2.3	1.0	3.4
Gilead Sciences, Inc.	1.7	1.6	3.3
Robert Half International Inc.	1.3	2.0	3.3
Equifax Inc.	1.2	2.1	3.3
PNC Financial Services Group, Inc.	2.2	1.1	3.3
T. Rowe Price Group	2.6	0.6	3.2
JPMorgan Chase & Co.	2.6	0.6	3.1
AbbVie, Inc.	3.3	-0.1	3.1
Nielsen N.V.	2.2	0.7	2.8
Wal-Mart Stores, Inc.	2.4	0.4	2.8
Helmerich & Payne, Inc.	3.8	-1.0	2.8
NextEra Energy, Inc.	2.9	-0.3	2.6
Medtronic Plc	1.6	1.0	2.6
Whirlpool Corporation	1.5	0.8	2.4
Honeywell International Inc.	2.0	0.2	2.2
Automatic Data Processing, Inc.	2.3	-0.1	2.1
H&R Block, Inc.	2.5	-0.4	2.1
Starbucks Corporation	1.3	0.7	2.0
Becton, Dickinson and Company	1.7	0.3	2.0
Zimmer Holdings, Inc.	0.7	1.0	1.7
Snap-on Incorporated	1.4	0.1	1.5
AvalonBay Communities, Inc.	3.0	-2.0	0.9
Devon Energy Corporation	1.5	-0.7	0.8
Ryder System, Inc.	1.6	-0.8	0.7
Applied Materials, Inc.	1.8	-1.4	0.4
Skyworks Solutions, Inc.	0.5	-1.2	-0.6
Avago Technologies Limited	1.2	-2.5	-1.3
Arthur J. Gallagher & Co.	3.1	N/A	N/A
BCE Inc.	4.8	N/A	N/A
Kayne Anderson MLP Investment Co	7.5	N/A	N/A
Kinder Morgan Inc Class P	4.2	N/A	N/A
Laclede Group, Inc.	3.5	N/A	N/A
Macquarie Infrastructure Company LLC	4.9	N/A	N/A
PacWest Bancorp	4.3	N/A	N/A
Tortoise Energy Infrastructure Corp	6.0	N/A	N/A
Verizon Communications Inc.	4.5	N/A	N/A

Sit Dividend Growth Median	2.3	2.0	4.3
S&P 500 Median	1.8	1.4	3.2

*Buyback yield indicates the Last Twelve Months Percent Change in Shares Outstanding over the Market Cap of the Company

Portfolio Market Capitalization
Percent of Total Holdings
March 31, 2015

Mkt. Cap. ($Bil)	Port. Weight	Bench. Weight	Difference
Total	**100.00**	**100.00**	**--**
Mkt. Cap. ($Bil) Bin 1: > 50.0	46.45	61.54	-15.09
Mkt. Cap. ($Bil) Bin 2: 25.0 - 50.0	21.70	17.88	3.82
Mkt. Cap. ($Bil) Bin 3: 10.0 - 25.0	20.23	16.08	4.15
Mkt. Cap. ($Bil) Bin 4: 2.0 - 10.0	11.13	4.18	6.94
Mkt. Cap. ($Bil) Bin 5: < 2.0	--	--	--
[Cash]	0.50	--	0.50

Sit Dividend Growth
Active Share vs. S&P 500 Index

Portfolio Active % Share


Total
Active Share
72
70
68
66
64
62
60
3/28/2013
6/28/2013
9/30/2013
12/31/2013
3/31/2014
6/30/2014
9/30/2014
12/31/2014
3/31/2015

Please see disclosure pages at end of presentation.

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	03/12	06/12	09/12	12/12	03/13	06/13	09/13	12/13	03/14	06/14	09/14	12/14	03/15
NON-ENERGY MINERALS	1.1	0.7	0.7	0.7	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PRODUCER MANUFACTURING	10.2	9.3	9.2	9.3	9.8	11.0	10.2	9.7	10.7	11.0	9.8	9.5	9.5
ELECTRONIC TECHNOLOGY	10.9	10.1	10.2	10.1	9.7	9.2	9.3	8.9	8.5	8.4	9.3	8.4	8.0
CONSUMER DURABLES	3.8	3.6	3.5	3.5	3.5	2.7	2.8	1.3	1.4	1.9	2.1	2.1	3.1
ENERGY MINERALS	9.9	9.2	9.2	9.1	9.2	8.7	8.1	8.2	6.7	8.1	7.6	5.0	3.6
PROCESS INDUSTRIES	1.9	1.5	1.5	0.6	0.9	1.3	2.0	2.2	2.1	3.0	3.3	3.0	3.6
HEALTH TECHNOLOGY	9.4	10.2	10.5	11.0	11.2	11.8	12.2	13.1	14.3	13.2	13.4	14.8	15.8
CONSUMER NON-DURABLES	9.0	9.7	9.6	10.0	9.8	9.9	9.5	7.7	6.7	6.4	6.9	6.7	5.9
INDUSTRIAL SERVICES	2.6	2.4	2.4	2.3	2.1	2.0	2.0	2.3	2.1	3.2	3.0	2.1	1.0
COMMERCIAL SERVICES	0.0	0.0	0.0	0.8	0.7	1.5	2.4	3.4	3.1	3.0	2.8	3.0	2.7
TECHNOLOGY SERVICES	5.4	5.6	5.8	5.1	5.0	5.0	4.9	4.9	5.2	5.2	5.2	4.3	4.7
HEALTH SERVICES	2.9	3.3	2.9	3.0	2.5	2.9	3.0	3.3	3.4	3.1	3.2	2.6	3.1
CONSUMER SERVICES	2.2	2.2	2.0	1.9	1.9	2.3	2.3	3.4	3.2	2.8	1.3	3.5	3.5
RETAIL TRADE	4.5	6.0	6.4	6.4	5.7	5.8	6.1	5.5	4.9	5.0	5.5	7.2	8.4
TRANSPORTATION	2.7	2.8	1.9	1.9	2.6	2.0	1.8	2.1	2.9	2.8	2.8	3.2	3.1
UTILITIES	3.7	3.9	4.2	4.1	4.1	4.1	3.4	3.3	3.0	3.6	4.8	4.8	4.5
FINANCE	16.6	16.1	16.3	16.6	17.1	16.3	16.6	17.5	18.7	16.9	16.7	17.3	16.5
COMMUNICATIONS	3.5	3.7	3.8	3.7	3.6	3.5	3.4	3.3	3.1	2.3	2.4	2.7	3.1
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	03/12	06/12	09/12	12/12	03/13	06/13	09/13	12/13	03/14	06/14	09/14	12/14	03/15
NON-ENERGY MINERALS	1.0	0.9	1.0	1.0	0.8	0.7	0.8	0.8	0.7	0.7	0.7	0.6	0.6
PRODUCER MANUFACTURING	8.0	7.8	7.6	7.6	7.8	7.9	8.2	8.5	8.4	8.1	7.7	7.8	7.7
ELECTRONIC TECHNOLOGY	12.8	11.9	12.1	11.3	10.1	9.7	9.9	9.7	9.6	10.0	10.3	10.2	10.1
CONSUMER DURABLES	1.2	1.1	1.2	1.3	1.3	1.4	1.6	1.6	1.6	1.6	1.5	1.6	1.6
ENERGY MINERALS	9.4	8.7	8.9	8.7	8.6	8.3	8.1	8.0	7.7	8.0	7.3	6.3	6.1
PROCESS INDUSTRIES	2.8	2.8	2.7	2.9	2.9	2.9	3.0	3.1	3.1	3.1	3.1	2.9	2.9
HEALTH TECHNOLOGY	9.1	9.7	9.8	10.1	10.4	10.4	10.6	10.7	11.0	11.0	11.6	11.7	12.2
CONSUMER NON-DURABLES	9.0	9.2	9.0	8.9	9.0	8.6	8.2	8.1	7.8	7.9	8.0	8.0	7.9
INDUSTRIAL SERVICES	2.2	2.0	2.2	2.2	2.2	2.1	2.3	2.2	2.3	2.5	2.1	1.7	1.6
COMMERCIAL SERVICES	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.8	0.8	0.9	0.9	0.9
TECHNOLOGY SERVICES	6.7	6.6	6.7	6.5	6.5	6.7	6.8	7.2	7.8	7.8	8.0	8.1	8.1
HEALTH SERVICES	2.3	2.2	2.1	2.1	2.1	2.3	2.3	2.3	2.3	2.3	2.3	2.5	2.9
CONSUMER SERVICES	6.0	6.2	6.2	6.4	6.5	6.7	6.8	6.8	6.5	6.5	6.3	6.4	6.5
RETAIL TRADE	6.1	6.4	6.4	6.6	6.6	6.7	6.8	6.7	6.3	6.0	6.2	6.6	7.0
TRANSPORTATION	1.8	1.9	1.7	1.6	1.7	1.8	1.8	2.0	2.0	2.0	2.1	2.2	2.1
UTILITIES	3.5	4.1	3.9	4.0	4.0	3.8	3.6	3.4	3.6	3.7	3.6	4.0	3.8
FINANCE	14.3	13.9	14.0	14.4	15.2	16.1	15.7	15.6	15.6	15.2	15.5	15.8	15.3
COMMUNICATIONS	2.9	3.5	3.5	3.4	3.3	3.1	2.7	2.6	2.9	2.8	2.9	2.7	2.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Portfolio Market Capitalization Summary

Sit Dividend Growth

March 31, 2015

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
APPLE INC	205,800	87.151	124.430	2.4	724,773
MICROSOFT CORP	605,975	33.267	40.655	2.3	333,525
JOHNSON & JOHNSON	224,250	87.095	100.600	2.1	279,724
WAL-MART STORES INC	148,200	82.258	82.250	1.2	265,107
JPMORGAN CHASE & CO	370,425	43.860	60.580	2.1	225,861
PROCTER & GAMBLE CO	191,175	70.402	81.940	1.5	221,280
PFIZER INC	529,300	25.124	34.790	1.7	213,622
VERIZON COMMUNICATIONS INC	478,850	42.124	48.630	2.2	202,077
ORACLE CORP	222,800	43.009	43.150	0.9	188,439
MERCK & CO INC	225,850	42.430	57.480	1.2	163,139
HOME DEPOT INC	248,275	71.207	113.610	2.7	148,533
INTEL CORP	596,350	26.183	31.270	1.8	148,095
GILEAD SCIENCES INC	110,400	100.439	98.130	1.0	145,533
PEPSICO INC	256,475	71.954	95.620	2.3	141,743
CVS HEALTH CORPORATION	190,550	49.773	103.210	1.9	117,171
UNITEDHEALTH GROUP INC	121,650	66.685	118.290	1.4	112,813
MEDTRONIC PLC	430,775	74.917	77.990	3.2	110,654
3M CO	52,600	110.748	164.950	0.8	104,796
UNION PACIFIC CORP	103,175	66.800	108.310	1.1	95,452
ABBVIE INC	201,800	57.992	58.540	1.1	93,204
KINDER MORGAN INC	260,525	36.610	42.060	1.0	90,623
GOLDMAN SACHS GROUP INC	56,775	167.113	187.970	1.0	81,884
HONEYWELL INTERNATIONAL INC	277,075	74.697	104.310	2.7	81,427
ACCENTURE PLC	87,475	70.245	93.690	0.8	74,520
STARBUCKS CORP	114,075	80.953	94.700	1.0	71,006
TIME WARNER INC	185,000	67.601	84.440	1.5	70,129
ABBOTT LABORATORIES	250,725	36.801	46.330	1.1	69,911
UNITED PARCEL SERVICE INC	107,275	88.947	96.940	1.0	68,085
LOCKHEED MARTIN CORP	45,100	162.741	202.960	0.9	64,193
OCCIDENTAL PETROLEUM CORP	129,100	87.097	73.000	0.9	56,186
PNC FINL SVCS GROUP INC/THE	98,600	85.551	93.240	0.9	48,549
TJX COS INC	177,475	56.069	70.050	1.2	47,823
NEXTERA ENERGY INC	111,575	77.386	104.050	1.1	46,211
GENERAL DYNAMICS CORP	82,125	137.587	135.730	1.1	44,816
SUNCOR ENERGY INC	329,125	34.169	29.250	0.9	42,268
LYONDELLBASELL INDUSTRIES	66,325	95.503	87.800	0.5	41,880
AUTOMATIC DATA PROCESSING INC	89,450	53.701	85.640	0.7	40,692
KIMBERLY CLARK CORP	116,900	112.563	107.110	1.2	39,117
ACE LTD	66,675	80.809	111.490	0.7	36,495
PRUDENTIAL FINANCIAL INC	131,100	86.276	80.310	1.0	36,476
ILLINOIS TOOL WORKS INC	81,075	95.428	97.140	0.7	36,265
BCE INC	215,150	45.335	42.360	0.9	35,605
PRAXAIR INC	34,025	124.085	120.740	0.4	34,847
RAYTHEON CO	70,800	99.599	109.250	0.7	33,575
AVAGO TECHNOLOGIES LTD	137,700	47.615	126.980	1.7	32,581

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
MARSH & MCLENNAN COS INC	134,875	38.780	56.090	0.7	30,199
BECTON DICKINSON AND CO	123,150	117.299	143.590	1.7	29,983
ARCHER DANIELS MIDLAND CO	194,425	44.897	47.400	0.9	29,812
CARDINAL HEALTH INC	201,650	53.005	90.270	1.7	29,801
MARATHON PETROLEUM CORP	77,375	74.228	102.390	0.7	27,951
APPLIED MATERIALS INC	532,875	16.483	22.560	1.1	27,719
CUMMINS INC	34,775	141.159	138.640	0.5	25,225
DISCOVER FINANCIAL SERVICES	165,300	52.269	56.350	0.9	25,140
DEVON ENERGY CORP	180,000	68.262	60.310	1.0	24,667
AMERIPRISE FINANCIAL INC	103,075	55.256	130.840	1.3	23,854
INTERNATIONAL PAPER CO	195,650	45.639	55.490	1.0	23,464
DELPHI AUTOMOTIVE PLC	123,550	66.487	79.740	0.9	23,213
AVALONBAY CMNTYS INC	40,225	155.044	174.250	0.7	23,010
MACYS INC	248,050	55.332	64.910	1.5	22,108
T ROWE PRICE GROUP INC	90,275	80.849	80.980	0.7	21,101
MOODYS CORP	77,075	66.459	103.800	0.8	20,973
ZIMMER HLDGS INC	117,375	113.288	117.520	1.3	19,979
SKYWORKS SOLUTIONS INC	43,500	83.663	98.290	0.4	18,756
ST JUDE MEDICAL INC	221,800	63.802	65.400	1.4	18,320
TYCO INTERNATIONAL PLC	276,775	35.582	43.060	1.1	18,087
HARTFORD FINL SVCS GROUP	225,000	39.751	41.820	0.9	17,604
INVESCO LTD	248,875	39.338	39.690	0.9	17,109
NIELSEN NV	177,700	37.306	44.570	0.7	16,522
WHIRLPOOL CORP	57,950	201.997	202.060	1.1	15,857
AGRIUM INC	75,500	99.202	104.270	0.7	15,015
REPUBLIC SERVICES INC	76,650	38.173	40.560	0.3	14,320
GENUINE PARTS CO	76,450	85.654	93.190	0.7	14,230
JM SMUCKER CO	81,050	99.309	115.730	0.9	13,849
WISCONSIN ENERGY CORP	122,400	45.277	49.500	0.6	11,162
EQUIFAX INC	84,150	69.364	93.000	0.7	11,098
XILINX INC	169,375	42.442	42.300	0.7	11,059
BLOCK H & R INC	329,185	30.118	32.070	1.0	8,827
CENTERPOINT ENERGY INC	448,200	21.533	20.410	0.9	8,775
SNAP-ON INC	95,675	68.550	147.060	1.3	8,577
ROBERT HALF INTL INC	85,950	42.521	60.520	0.5	8,179
GALLAGHER ARTHUR J & CO	168,125	45.806	46.750	0.7	7,702
HELMERICH & PAYNE INC	76,350	106.208	68.070	0.5	7,355
MACQUARIE INFRASTRUCTURE	162,925	62.713	82.290	1.3	6,299
OCEANEERING INTERNATIONAL INC	43,400	63.852	53.930	0.2	5,373
RYDER SYS INC	119,550	77.821	94.890	1.1	5,055
PACWEST BANCORP DEL	263,250	45.565	46.890	1.2	4,779
KAYNE ANDERSON MLP INVSM	201,574	35.208	35.500	0.7	3,880
VALIDUS HOLDINGS LTD	112,175	37.305	42.100	0.4	3,640
LACLEDE GROUP INC	191,048	47.843	51.220	0.9	2,218
TORTOISE ENERGY INFRSTRCT	127,075	39.538	42.030	0.5	2,018

WEIGHTED AVERAGE:	96,722
UNWEIGHTED AVERAGE:	67,606
MEDIAN:	31,390

Sit Dividend Growth Fund
Market Proxy is S&P 500 Index

	March 31, 2015		December 31, 2014		September 30, 2014		June 30, 2014
Beta	0.95	Beta	0.95	Beta	0.93	Beta	0.93
R-Squared	0.98	R-Squared	0.98	R-Squared	0.98	R-Squared	0.98
Total Tracking Error (std. dev.)	2.34	Total Tracking Error (std. dev.)	2.27	Total Tracking Error (std. dev.)	2.28	Total Tracking Error (std. dev.)	2.43
Systematic Risk (variance)	1.95	Systematic Risk (variance)	1.91	Systematic Risk (variance)	1.98	Systematic Risk (variance)	2.32
Stock Specific Risk (variance)	3.52	Stock Specific Risk (variance)	3.25	Stock Specific Risk (variance)	3.21	Stock Specific Risk (variance)	3.57
Total Risk (variance)	5.47	Total Risk (variance)	5.17	Total Risk (variance)	5.19	Total Risk (variance)	5.89
Portfolio Absolute Risk	14.87	Portfolio Absolute Risk	15.09	Portfolio Absolute Risk	15.32	Portfolio Absolute Risk	16.06
Benchmark Absolute Risk	15.51	Benchmark Absolute Risk	15.80	Benchmark Absolute Risk	16.25	Benchmark Absolute Risk	17.05
Cash Level	0.50	Cash Level	0.15	Cash Level	1.46	Cash Level	0.60

Largest Contributors to Total Risk (variance)

Description	Contribution	Description	Contribution	Description	Contribution	Description	Contribution
Exxon Mobil Corporation	0.44	Apple Inc.	0.43	Apple Inc.	0.57	Apple Inc.	1.04
Apple Inc.	0.36	Exxon Mobil Corporation	0.43	Exxon Mobil Corporation	0.49	Exxon Mobil Corporation	0.53
Facebook, Inc. Class A	0.29	Bank of America Corporation	0.28	Bank of America Corporation	0.34	Wells Fargo & Company	0.37
Wells Fargo & Company	0.25	Wells Fargo & Company	0.27	Wells Fargo & Company	0.33	Bank of America Corporation	0.35
Bank of America Corporation	0.24	Facebook, Inc. Class A	0.24	General Electric Company	0.30	General Electric Company	0.34

Definitions:

Beta - The regression coefficient of the portfolio's return with the market, based on statistical predictions for individual stocks.

R-Squared - The fraction of the portfolio's variance that can be explained by the benchmark.

Total Tracking Error - The standard deviation of the active return. It is the square root of the Total Risk.

Systematic Risk - The variance (relative to the benchmark) arising from actively weighting exposures to factors in the risk model.

Stock Specific Risk - The idiosyncratic variance (relative to the benchmark) arising from actively weighting securities in the portfolio and benchmark.

Total Risk - The total of the risk forecasts (factor + stock specific) (annual $\%^2$), measuring the portfolio's absolute volatility.

Portfolio and Benchmark Absolute Risk - The total of the risk forecasts (factor + stock specific) versus cash.

Sit Dividend Growth – Investment Summary

- Improving investor sentiment for dividend paying stocks appears to be in early stage
- All companies in the Fund are expected to pay a dividend that grows over time
- Emphasize stability and financial strength to ensure sustainability of dividends
- The risk profile (i.e., beta<1) is expected to be below the S&P 500. Our goal is to maintain an attractive relative yield while limiting interest rate, earnings, and credit risk
- Maintain equal proportion of dividend growth and higher yielding securities and maintain highly diversified portfolio
- To meet dual objectives of growth and income, assess opportunities across market capitalizations, geographies (i.e., ADRs) and sectors (including technology)

Dividend Yields and Components of Equity Returns are Reversing Trends of the Prior Two Decades

S&P 500 Yields Remain Below Historic Average



S&P 500 Dividend Yield Remains Below Historic Average
Average Since 1900 = 4.2%; March 31, 2015 = 2.0%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Dividend Yield
Historical Average
'00 '05 '10 '15 '20 '25 '30 '35 '40 '45 '50 '55 '60 '65 '70 '75 '80 '85 '90 '95 '00 '05 '10 '15

Return Analysis by Decade

S&P 500 Total Return: Price and Dividend Contribution

	Total Return	Price Appreciation	Income Return	As a Share of Total Return: Price App.	As a Share of Total Return: Div. Income
1930's	0.1%	(5.3%)	5.7%	na	na
1940's	8.9%	3.0%	5.7%	33.6%	64.5%
1950's	18.9%	13.6%	4.7%	72.0%	24.7%
1960's	7.7%	4.4%	3.1%	57.2%	41.0%
1970's	5.8%	1.6%	4.1%	27.8%	71.1%
1980's	17.2%	12.6%	4.1%	73.2%	23.8%
1990's	18.0%	15.3%	2.3%	85.1%	12.9%
2000's	(0.9%)	(2.7%)	1.8%	na	na
2010	11.8%	10.3%	1.3%	87.7%	11.1%
2003-2010	6.3%	4.3%	1.9%	68.1%	30.6%
1930-2010	9.2%	5.1%	3.9%	55.5%	42.3%

Source: Ibbotson, Robert Shiller, Factset, Morgan Stanley Research

Please see disclosure pages at end of presentation.

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy



10,000
1,000
100
10
Dividend-Paying S&P 500 Stocks - Gain/Yr = 10.2% *
Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 4.4% *
S&P 500 Equal-Weighted Total Return - Gain/Yr = 8.8% *
'73 '75 '77 '79 '81 '83 '85 '87 '89 '91 '93 '95 '97 '99 '01 '03 '05 '07 '09 '11 '13

* Based on geometric average of total returns since 1973. Holdings equal-weighted and rebalanced quarterly.

	December 1973 to March 2015		
	Dividend Paying Stocks*	Non-Dividend Paying Stocks*	Difference
Median Ann. Return When Real Annualized Q/Q GDP is **Greater Than 3.0%****	15.8%	18.4%	-2.6%
Median Ann. Return When Real Annualized Q/Q GDP is **Less Than 3.0%****	14.4%	10.5%	3.9%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted.

** Average annualized Q/Q US real GDP growth during the period = 2.9%.

Sources: Ned Davis Research, FactSet & Sit Investment Associates

Please see disclosure pages at end of presentation.

An Economic Recovery will be Constrained by Structural Factors


Chart 1: How much debt to eliminate?
Household debt to income ratio
Need to extinguish $1.75tn in household debt to return to long-term trendline
Need to extinguish $4.35tn in household debt to return to 1990-2000 average
1.5
1.3
1.1
0.9
0.7
0.5
0.3
52 54 56 58 60 62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08
Source: Federal Reserve, Banc of America Securities-Merrill Lynch


US Personal Savings Rate


GOVERNMENT DEBT AS % OF GDP*:
U.S.
%
80
70
60
50
40
© BCA Research 2010
1990 1994 1998 2002 2006 2010 2014
* SOURCE: IMF


Share of Unemployed Described as 'Permanent' Job Loss
60%
55%
50%
45%
40%
35%
30%
25%
20%
1968 1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012

Source: Bank of America/Merrill Lynch, Factset Research Systems, Office of Management and Budget, Bureau of Labor and Statistics

Relative Performance of High Dividend Yield and High Dividend Growth


Relative performance of high dividend yield and high dividend growth
High Dividend Yield
High Dividend Growth
High Div Yield AND High Div Growth
Excess Performance (logged)
130
125
120
115
110
105
100
95
89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09
Source: BAS-ML Global Quantitative Strategy

Back-testing since 1989 indicates combining high dividend yield with high dividend growth has achieved annualized outperformance of 7.1%, on average.

Growth Matters more than Level of the Dividend

Average Relative Return by Quintile of Dividend Yield and Change in Dividend per Share

June 1969 - November 2010

Dividend Yield		Increase in Dividend per Share				
		Highest	**Q2**	**Q3**	**Q4**	**Lowest**
	Highest	2.7%	2.5%	3.9%	2.7%	1.4%
	Q2	9.6%	5.3%	6.7%	7.0%	1.6%
	Q3	10.9%	5.2%	0.8%	0.3%	(2.1%)
	Q4	6.1%	2.2%	2.0%	(1.4%)	(2.1%)
	Lowest	1.3%	2.2%	(2.7%)	(4.8%)	(5.6%)

Source: Factset, Morgan Stanley Research Note: Annualized 3-Month Returns

U.S. Companies Should Deploy Excess Cash


S&P 500 surplus free cash flow
600
500
400
300
200
100
0
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
S&P 500 Surplus FCF (lhs)
% of Market cap(rhs)

Source: Company Financial Reports, First Call, Compustat, Deutsche Bank Markets Research


Uses of free cash flow as a share of total
140%
120%
100%
80%
60%
40%
20%
0%
% of FCF
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Acquisitions
Share Repurchases
Dividends

Source: FactSet, S&P, BofA Merrill Lynch US Equity Strategy


S&P 500 announced and completed buybacks, 1Q08-4Q10
$120
$100
$80
$60
$40
$20
$0
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Announced
Completed

Note: 4Q10 is QTD as of 11/30/10

Source: Bloomberg, BofA Merill Lynch US Equity Strategy


Most of capex has been maintenance capex: S&P 500 Capex/D&A (trailing 4 qtrs) 1995-now
1.5
1.4
1.3
1.2
1.1
1.0
0.9
0.8
95 96 97 98 99 00 01 02 03 04 05 06 07 08 09
S&P ex. Financials
S&P ex. Energy & Financials
S&P ex. Energy, Financials & Utilities

Source: FactSet, BofA Merill Lynch US Equity Strategy

Please see disclosure pages at end of presentation.

Mean Reversion Expected for Payouts and Yields



S&P500 Dividend Payout Ratio
Average Since 1900 = 55%; March 2015 = 36%
Based on Trailing 12 Month Operating Earnings
Payout Ratio
Historical Average
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
'00 '05 '10 '15 '20 '25 '30 '35 '40 '45 '50 '55 '60 '65 '70 '75 '80 '85 '90 '95 '00 '05 '10 '15



S&P500 Dividend Yield Remains Below Historic Average
Average Since 1900 = 4.2%; March 31, 2015 = 2.0%
Dividend Yield
Historical Average
16%
14%
12%
10%
8%
6%
4%
2%
0%
'00 '05 '10 '15 '20 '25 '30 '35 '40 '45 '50 '55 '60 '65 '70 '75 '80 '85 '90 '95 '00 '05 '10 '15

Source: Robert Shiller, Ned Davis Research, Barra, Standard and Poors, Ibbotson, Thomson Financial, and Morgan Stanley Research March 31, 2015

S&P 500 Dividends and Share Buybacks Since 2000



S&P Dividends
S&P Share Buybacks
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
5
-6
0
5
13
35
36
40
-30
-43
51
29
5
16
15
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
$1,000
Dividends
Buybacks

- Credit crisis demonstrates how "excess capital" for buybacks can be temporary
- Investors are likely to demand higher dividends given the likelihood of modest returns for equities

Corporations Now Refocusing on Dividends Relative to the 1990's


Number of Dividend Payers
Within the S&P 500
480
460
440
420
400
380
360
340
320
300
469
423
351
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014


S&P 500 LTM Dividends and Operating EPS, Y/Y Growth
Through March 2015
40%
20%
0%
-20%
-40%
100%
75%
50%
25%
0%
-25%
-50%
-75%
-100%
Dec '90
Dec '95
Dec '00
Dec '05
Dec '10
Dividend Growth (L)
Operating Earnings Growth (R)

* Using estimated 4Q10 operating earnings

Please see disclosure pages at end of presentation.

The Environment For Dividends - Summary

- The compounding of dividends is underappreciated as a driver of long-term investment returns. Companies with growing dividends have outperformed over time
- Dividends will make up a significant portion of overall returns in a low return, slow growth environment
- High quality, high yielding stocks outperform in most markets, particularly in low growth/ recessionary conditions
- Dividend payments signal prudent capital management, which is particularly important when capital is scarce. Dividends/ dividend growth signals confidence (to investors) in current/ future cash flows
- Demographics (i.e., aging population) point to a preference for income-generating securities
- Dividends are *generally* sustainable in the weak economic environment, given muted capital spending trends and improvements in managing working capital
- Sustainability of dividends/ dividend growth must be assessed on the basis of earnings stability, cash flow, and balance sheet strength.

Sit Dividend Growth Fund
Morningstar Peer Group Performance
As of March 31, 2015

Trailing Total Returns SDVGX

Daily | **Monthly** | Quarterly

SDVGX | Category: LB | S&P 500 TR USD

Large Blend: Top Quartile | 2nd Quartile | 3rd Quartile | Bottom Quartile


20%
10
0
-10

Total Return % (03/31/2015)	1-Month	3-Month	6-Month	YTD	1-Year	3-Year	5-Year	10-Year	15-Year
SDVGX	-1.07	1.39	6.45	1.39	12.21	14.49	13.83	9.75	—
S&P 500 TR USD	-1.58	0.95	5.93	0.95	12.73	16.11	14.47	8.01	4.15
Category (LB)	-1.35	1.13	5.39	1.13	10.34	14.87	12.98	7.32	4.41
+/- S&P 500 TR USD	0.51	0.44	0.52	0.44	-0.52	-1.62	-0.64	1.74	—
+/- Category (LB)	0.28	0.26	1.06	0.26	1.87	-0.38	0.85	2.43	—
Rank in Category	32	40	29	40	31	62	33	2	—

S&P 500 TR USD return as of 03/31/2015 Category: LB return as of 03/31/2015 SDVGX return as of 03/31/2015

Source: Morningstar, March 31, 2015

Please see disclosure pages at end of presentation.

Stock Selection Important as Dividend Paying Companies Have Underperformed



1.25
1.20
1.15
1.10
1.05
1.00
0.95
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Non Dividend Payers / Payers

Sit Dividend Growth vs. S&P 500 - Ex [Cash]
5/30/2014 to 5/29/2015
U.S. Dollar

	MRT270		S&P 500		Attribution Analysis		
Dividend Available	Port. Average Weight	Port. Total Return	Bench. Average Weight	Bench. Total Return	Selection + Interaction	Allocation Effect	Total Effect
DIVIDEND	99.14	13.72	86.27	10.82	2.78	-0.11	2.67
NO DIVIDEND	0.86	1.73	13.73	18.82	-0.05	-0.82	-0.88
Total	**100.00**	**13.68**	**100.00**	**11.88**	**2.73**	**-0.93**	**1.80**

Holdings Data As Of
MRT270 5/30/2014 through 5/28/2015
SP_500 5/30/2014 through 5/28/2015

Sit Dividend Growth vs. S&P 500 - Ex [Cash]
5/31/2012 to 5/29/2015
U.S. Dollar

	MRT270		S&P 500		Attribution Analysis		
Dividend Available	Port. Average Weight	Port. Total Return	Bench. Average Weight	Bench. Total Return	Selection + Interaction	Allocation Effect	Total Effect
DIVIDEND	98.35	71.20	86.35	66.23	3.77	-0.50	3.27
NO DIVIDEND	1.65	55.27	13.65	108.32	-0.32	-3.12	-3.43
Total	**100.00**	**71.38**	**100.00**	**71.55**	**3.45**	**-3.62**	**-0.16**

Holdings Data As Of
MRT270 5/31/2012 through 5/28/2015
SP_500 5/31/2012 through 5/28/2015

Source: Evercore ISI, May 29, 2015 and Factset Research Systems, May 29, 2015

Performance Attribution Analysis By Economic Sector
March 31, 2014 – March 31, 2015

	Sit Dividend Growth Fund		SP_500		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Commercial Services	2.98	29.58	0.86	24.02	0.14	0.22	0.37
Consumer Services	2.70	24.88	6.40	14.74	0.29	0.00	0.29
Utilities	4.09	14.78	3.72	12.42	0.12	0.10	0.22
Consumer Durables	2.09	24.73	1.56	15.34	0.16	0.05	0.21
Retail Trade	5.91	31.76	6.33	28.67	0.12	0.09	0.21
Producer Manufacturing	10.00	10.28	7.94	5.87	0.40	-0.20	0.20
Energy Minerals	6.34	-8.01	7.17	-10.42	0.15	0.00	0.14
Health Services	3.12	39.51	2.39	37.71	0.05	0.09	0.13
Non-Energy Minerals	0.00	0.00	0.69	-6.62	0.00	0.13	0.13
Process Industries	2.99	12.28	3.00	8.84	0.11	-0.01	0.09
Technology Services	4.82	8.11	7.87	10.45	-0.06	0.09	0.03
Finance	17.14	9.81	15.38	9.36	0.05	-0.06	-0.01
Transportation	2.94	15.39	2.10	19.29	-0.11	0.08	-0.03
Communications	2.53	2.28	2.81	5.73	-0.10	0.03	-0.07
Electronic Technology	8.41	25.71	10.08	24.28	0.11	-0.19	-0.08
Consumer Non-Durables	6.52	11.24	7.98	13.34	-0.10	0.01	-0.10
[Cash]	0.92	0.02	0.00	0.00	0.00	-0.32	-0.32
Health Technology	14.02	18.80	11.49	24.10	-0.66	0.22	-0.44
Industrial Services	2.49	-22.69	2.03	-19.21	-0.20	-0.26	-0.46
Total	**100.00**	**13.42**	**100.00**	**12.86**	**0.46**	**0.10**	**0.56**

Performance Attribution Analysis By Economic Sector
March 31, 2012 – March 31, 2015

	Sit Dividend Growth Fund		SP_500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Electronic Technology	9.02	43.09	10.47	34.45	0.77	0.46	1.23
Producer Manufacturing	9.86	67.18	8.05	55.08	0.93	-0.02	0.90
Health Services	3.05	138.51	2.23	103.79	0.57	0.09	0.66
Consumer Durables	2.60	94.76	1.45	67.73	0.26	0.34	0.61
Commercial Services	1.83	115.74	0.81	88.02	0.32	0.25	0.57
Utilities	3.85	53.16	3.78	44.26	0.43	0.09	0.52
Finance	16.67	63.52	15.16	61.12	0.22	0.11	0.33
Non-Energy Minerals	0.28	-16.82	0.79	-10.35	0.02	0.25	0.26
Retail Trade	5.76	100.49	6.43	89.25	0.21	0.00	0.21
Transportation	2.45	68.24	1.90	77.30	-0.17	0.12	-0.05
Consumer Non-Durables	8.24	40.76	8.46	44.65	-0.11	-0.06	-0.16
Communications	3.17	32.05	3.00	37.94	-0.13	-0.07	-0.19
Energy Minerals	7.80	10.80	8.01	12.49	-0.17	-0.08	-0.26
Technology Services	5.01	49.12	7.17	61.87	-0.43	-0.07	-0.50
Process Industries	1.95	21.18	2.95	59.66	-0.64	-0.16	-0.80
[Cash]	1.52	0.15	0.00	0.00	0.00	-1.01	-1.01
Industrial Services	2.30	-14.18	2.15	8.00	-0.79	-0.24	-1.04
Consumer Services	2.45	55.52	6.42	82.14	-0.53	-0.86	-1.39
Health Technology	12.18	78.77	10.69	104.89	-2.05	0.42	-1.63
Total	**100.00**	**54.96**	**100.00**	**56.67**	**-1.30**	**-0.41**	**-1.71**

Performance Attribution Analysis By Economic Sector
March 31, 2010 – March 31, 2015

	Sit Dividend Growth Fund		SP_500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Finance	16.61	93.68	15.05	64.33	4.47	-0.07	4.40
Consumer Durables	2.85	216.09	1.37	95.62	2.04	0.01	2.05
Producer Manufacturing	9.93	116.85	8.14	91.74	2.05	-0.33	1.72
Electronic Technology	9.25	110.77	10.87	94.21	1.22	0.05	1.27
Utilities	3.63	122.42	3.78	90.38	0.97	0.05	1.02
Health Services	2.62	257.91	2.23	176.75	0.79	0.10	0.89
Retail Trade	5.26	180.14	6.22	147.10	0.81	-0.07	0.74
Commercial Services	1.09	115.74	0.83	111.36	0.30	0.41	0.71
Transportation	2.47	142.19	1.93	123.93	0.44	0.19	0.63
Industrial Services	2.33	50.83	2.28	28.36	0.88	-0.29	0.59
Non-Energy Minerals	0.72	-14.55	0.98	-15.06	0.29	0.20	0.49
Technology Services	5.06	99.60	6.87	98.13	0.44	-0.06	0.38
Communications	3.31	88.24	3.03	86.29	0.15	0.14	0.29
Energy Minerals	8.63	42.06	8.64	48.34	-0.43	-0.01	-0.43
Process Industries	2.04	59.09	2.82	116.93	-0.65	-0.22	-0.87
Consumer Non-Durables	8.95	82.51	8.69	96.45	-0.96	0.05	-0.91
[Cash]	1.71	0.32	0.00	0.00	0.00	-1.78	-1.78
Consumer Services	2.33	129.80	6.09	166.29	-0.43	-1.79	-2.22
Health Technology	11.21	95.22	10.12	145.10	-3.83	0.27	-3.56
Total	**100.00**	**102.34**	**100.00**	**96.92**	**8.55**	**-3.13**	**5.42**

Sit Dividend Growth Strategy
March 31, 2015

INVESTMENT OBJECTIVES

The Sit Dividend Growth objective is to generate:

- Long-term capital appreciation of securities;
- Income that exceeds the dividend yield of the S&P 500® Index; and
- Income that grows over a period of years.

INVESTMENT STRATEGY

The Sit Dividend Growth strategy to achieve its objectives is to invest, under normal market conditions, 80% of its net assets in common stocks of dividend-paying, growth-oriented companies that it deems financially strong and with the potential for long-term returns based on these criteria:

- A company's earnings growth;
- A record of increasing dividend payments;
- Strong prospects for growing dividend payments indicated, in part, by growing earnings and cash flow;
- Unique product or service;
- Growing product or service demand;
- Dominant and growing market share;
- Management experience and capabilities; and
- Strong financial condition.

SECTOR ALLOCATION (%)

Health Technology	15.7	Consumer Non-Durables	5.8
Finance	15.3	Technology Services	4.7
Producer Manufacturing	9.4	Utilities	4.5
Retail Trade	8.3	Sectors Less Than 4.0%	27.7
Electronic Technology	8.0	Cash and Other Net Assets	0.6

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

TOP TEN HOLDINGS (%)

Medtronic, PLC	3.2	PepsiCo, Inc.	2.3
Honeywell International, Inc.	2.7	Verizon Communications, Inc.	2.2
Home Depot, Inc.	2.6	Johnson & Johnson	2.1
Apple, Inc.	2.4	JPMorgan Chase & Co.	2.1
Microsoft Corp.	2.3	CVS Health Corp.	1.8

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Dividend Growth	14.0	9.7	20.9
S&P 500® Index	12.2	8.4	27.8
Russell 1000 Growth Index	11.7	8.1	24.3
Russell 1000 Value Index	8.8	6.2	29.3

PORTFOLIO CHARACTERISTICS

Number of Holdings:	90
Forward Dividend Yield:	2.49%
Wtd. Avg. Market Cap:	$96.7 B
Median Market Cap:	$31.4 B
Turnover Rate:	46.7 %
Beta (vs. S&P 500® Index):	0.95

Please see disclosure pages at end of presentation.

V. Biographical Data

Equity Team Biographies



Roger J. Sit
CEO and Global Chief Investment Officer
24 years investment experience

1998 - Present Sit Investment Associates, Inc.
1991 - 1998 Goldman Sachs & Co., Vice President
1984 - 1990 Captain, United States Air Force

Harvard Business School, MBA (1991)
University of Southern California, MS (1987)
United States Air Force Academy, BS (1984)

rjs@sitinvest.com



Ronald D. Sit, CFA
Vice President, Research and Investment Management
Sectors: Retail and Consumer
30 years investment experience

1984 - Present Sit Investment Associates, Inc.
1981 - 1982 Gelco Corporation, Treasury Assistant
1977 Piper Jaffray, Research Assistant

Northwestern University, MM (1984); BA (1981)

rds@sitinvest.com



Denise A. Anderson, Ph.D.
Vice President - Research and Investment Management
Sector: Healthcare
17 years investment experience

2008 - Present Sit Investment Associates, Inc.
2000 - 2008 Bank Julius Baer, First Vice President
1998 - 2000 Bank Sarasin, Chem. and Pharm. Analyst/V.P.
1992 - 1998 Roche Holding Company, Director/Scientist
1989 - 1991 BASF, Senior Scientist

Duke University, MBA (1997)
The Johns Hopkins University, Ph.D. (1989)
University of Minnesota, BA (1983)

daa@sitinvest.com



Kent L. Johnson, CFA
Senior Vice President, Research and Investment Mgmt.
Sectors: Financials and Capital Goods
22 years investment experience

1989 - Present Sit Investment Associates, Inc.

University of Minnesota, MBA (1995)
University of Minnesota, BS (1989)

klj@sitinvest.com



David A. Brown, CFA
Vice President, Research and Investment Management, and Director of Client Services
Sectors: Consumer and Accounting
20 years investment experience

1997 - Present Sit Investment Associates, Inc.
1986 - 1997 KPMG Peat Marwick LLP, Director, Financial Services - Corp. Finance Practice

University of North Dakota, BBA (1986)

dab@sitinvest.com



John M. Bernstein
Vice President - Research and Investment Management
Sector: Financials
22 years investment experience

1995 - Present Sit Investment Associates, Inc.
1993 - 1994 Exponential Partners, Analyst

University of Minnesota, MBA (1992)
Carleton College, BA (1986)

jmb@sitinvest.com

Equity Team Biographies



Joseph R. Eshoo
Vice President, Research and Investment Management
Sectors: Technology and Telecommunications
20 years investment experience

2008 - Present Sit Investment Associates, Inc.
2005 - 2007 HighMark Capital, V.P./Senior Tech Analyst
2003 - 2005 Zacks Investment Research, Senior Analyst
2002 - 2003 Rodman & Renshaw, Senior V.P.
1997 - 2001 A.G. Edwards & Sons, Senior Analyst
1995 - 1996 SEI Corporation, Senior Research Consultant
1982 - 1992 Northrup, EW Design Manager

University of Chicago, MBA (1991)
Northwestern University, MEM (1988)
Marquette University, BSEE (1982)

jre@sitinvest.com



Michael T. Manns
Vice President, Research and Investment Management
Sector: Healthcare
28 years investment experience

2014 - Present Sit Investment Associates, Inc.
2009 - 2014 Bloomberg Industries, Sr. Equity Analyst
2006 - 2008 Lehman Brothers, Managing Director
2004 - 2006 Engeman Asset Management, Senior V.P.
1994 - 2004 American Express Financial Advisors, V.P.
1990 - 1994 Boatmen's Trust Company, V.P.
1988 - 1990 Banc One Asset Management, Research Analyst

The Wharton School - Univ. of Pennsylvania, MBA (1987)
University of Dayton, BA (1978)

mtm@sitinvest.com



Tasha M. Murdoff
Vice President, Research and Investment Management
Regions: Europe, Japan, Emerging Markets
15 years investment experience

1995 - Present Sit Investment Associates, Inc.

University of St. Thomas, MBA (2002)
Augsburg College, BA (1997)

tmm@sitinvest.com



Mark A. Pepper
Vice President, Research and Investment Management
Region: Europe
16 years investment experience

2008 - Present Sit Investment Associates, Inc., V.P.
2007 - 2008 OFI Institutional Asset Management
2002 - 2007 Sit Investment Associates, Inc.
1996 - 1999 Goldman Sachs & Co., Financial Analyst

Harvard Business School, MBA (2001)
Bryant College, BS (1995)

map@sitinvest.com



Raymond E. Sit
Vice President, Research and Investment Management
Regions: Asia and Emerging Markets
23 years investment experience

1992 - Present Sit Investment Associates, Inc.
1988 - 1992 Tecolote Research, Inc., Cost Analyst

Pepperdine University, MBA (1990)
University of Minnesota, BS (1987)

res@sitinvest.com



Robert W. Sit, CFA
Vice President, Research and Investment Management
Sectors: Technology and Energy
23 years investment experience

1991 - Present Sit Investment Associates, Inc.

Northwestern University, MBA (2002)
DePauw University, BA (1991)

rws@sitinvest.com

Equity Team Biographies



Michael J. Stellmacher, CFA

Vice President, Research and Investment Management
Sectors: Energy and Materials
23 years investment experience

2001 - Present Sit Investment Associates, Inc.
1987 - 2000 The Pillsbury Company, Mgr. Benefits Invest.
1984 - 1987 Tri/Valley Growers, Mgr. - Econ. Research
1979 - 1983 U.S. Department of Agriculture, Economist

University of Minnesota, MBA (1991)
Oklahoma State University, MS (1979)
University of Wisconsin, BS (1977)

mjs@sitinvest.com



Stacey M. Curme

Equity Trader and Equity Research Analyst
Sectors: Generalist
18 years investment experience

1993 - Present Sit Investment Associates, Inc.

University of Minnesota, MBA (2001), BS (1993)

smc@sitinvest.com



Ningning Tang, CFA

Equity Research Analyst
Region: Greater China
11 years investment experience

2007 - Present Sit Investment Associates, Inc.
2005 - 2007 Craig - Hallum Capital Group LLC, Associate Equity Analyst
2004 - 2005 Peregrine Capital Management, Intern
1993 - 1998 Prima Pacific Inc., Analyst

University of St. Thomas, MBA (2004)
Beijing Second Institute of Foreign Languages, BA (1992)

nt@sitinvest.com



Bradley W. Meyer

Equity Trader and Equity Research Associate
Quantitative Analysis
Sectors: Generalist
12 years investment experience

2001 - Present Sit Investment Associates, Inc.
2000 - 2001 Investment Advisers, Inc., Investment Accountant

University of Minnesota, MBA (2008)
Gustavus Adolphus College, BA (1998)

bwm@sitinvest.com



Lee J. Feltman, CFA

Equity Research Associate
Quantitative Analysis
Sectors: Generalist
7 years investment experience

2007 - Present Sit Investment Associates, Inc.

University of Minnesota, BS (2009)

ljf@sitinvest.com



Nicholas D. Tich

Equity Research Associate
Quantitative Analysis
7 years investment experience

2005 - Present Sit Investment Associates, Inc.

University of St. Thomas, BS (2008)

ndt@sitinvest.com

Equity Team Biographies



Samuel K. V. Krawczyk
Equity Research Assistant
Quantitative Analysis
Sectors: Capital Goods and Consumer
1 year investment experience

2014 - Present Sit Investment Associates, Inc.

Northwestern University, BS (2012)

skk@sitinvest.com



Eric M. Manthe
Equity Research Assistant
Quantitative Analysis
3 years investment experience

2004 - Present Sit Investment Associates, Inc.

University of Minnesota, MBA (2010)
St. Cloud State University, BS (2003)

emm@sitinvest.com



Peter L. Mitchelson, CFA
Consultant
47 years investment experience

2008 - Present	Sit Investment Associates, Inc.
1981 - 2008	Sit Investment Associates, Inc., Vice Chairman
1978 - 1981	IDS Advisory, Senior Vice President
1968 - 1978	McLean, Budden Limited, Montreal

Harvard Business School, MBA (1966)
University of Toronto, BComm (1964)

plm@sitinvest.com



Scott A. Spalding, CFA
Institutional Marketing

2006 - Present	Sit Investment Associates, Inc.
1999 - 2006	FAF Advisors, Inc., Director, Consultant Relations
1994 - 1999	Piper Jaffray, Marketing and Sales

Winona State University, BS (1994)

sas@sitinvest.com

VI. Disclosures

Disclosure Page

General Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

This analysis contains the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time and therefore, so may the investment decisions of Sit Mutual Funds. Please read the prospectus carefully before you invest.

Performance Disclosure

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely-held common stocks of large cap companies. The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index.

The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs (unless otherwise noted as "gross returns"). Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be higher or lower than the performance data quoted. Contact the Fund for the most recent month-end data at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvest of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of shares. Management fees and administrative fees are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition.

See performance figures on next page for 1-, 3-, 5-, 10-year and since inception returns for the Sit Dividend Growth Fund.

Sit Mutual Funds

Performance Summary, Total Return- After all Expenses

March 31, 2015

INCEPTION:	US GOV'T FUND (SNGVX) (6/2/87)	TAX FREE INCOME (SNTIX) (9/29/88)	MN TAX FREE INCOME (SMTFX) (12/1/93)	QUALITY INCOME (SQIFX) (12/31/12)	BALANCED FUND (SIBAX) (12/31/93)	DIV GROWTH FUND (I) (SDVGX) (12/31/03)	DIV GROWTH FUND (S) (SDVSX) (3/31/06)	LARGE CAP GR. FUND (SNIGX) (9/2/82)	GLOBAL DIV. GROWTH FD. (I) (GDGIX) (9/30/08)	GLOBAL DIV. GROWTH FD. (S) (GDGSX) (9/30/08)	MID CAP GR. FUND (NBNGX) (9/2/82)	INTL GROWTH FUND (SNGRX) (11/1/91)	SMALL CAP GR. FUND (SSMGX) (7/1/94)	DEVELOPING MARKETS (SDMGX) (7/1/94)
1 Month	0.46%	0.50%	0.38%	-0.04%	-0.83%	-1.07%	-1.07%	-1.78%	-1.67%	-1.67%	0.40%	-1.32%	0.27%	-1.61%
3 Month	0.78%	0.91%	1.20%	-0.05%	2.13%	1.39%	1.33%	2.86%	1.44%	1.38%	5.45%	6.12%	6.27%	1.45%
6 Month	1.41%	3.71%	2.47%	-0.11%	6.05%	6.45%	6.33%	8.16%	3.79%	3.66%	11.03%	2.55%	12.54%	-4.73%
YTD	0.78%	0.91%	1.20%	-0.05%	2.13%	1.39%	1.33%	2.86%	1.44%	1.38%	5.45%	6.12%	6.27%	1.45%
1 Year	2.37%	9.81%	6.62%	0.36%	10.60%	12.21%	11.94%	14.05%	5.25%	4.98%	10.77%	-1.60%	7.86%	-4.79%
3 Year	2.55%	18.28%	13.12%	n/a	32.94%	50.08%	48.95%	46.01%	32.66%	31.73%	47.51%	23.04%	42.88%	-5.86%
3 Year (Ann.)	0.84%	5.75%	4.20%	n/a	9.96%	14.49%	14.20%	13.45%	9.88%	9.62%	13.83%	7.15%	12.63%	-1.99%
5 Year	10.22%	34.49%	30.07%	n/a	57.08%	91.07%	88.72%	78.51%	53.42%	51.52%	93.34%	29.73%	96.61%	-3.81%
5 Year (Ann.)	1.97%	6.10%	5.40%	n/a	9.45%	13.83%	13.54%	12.29%	8.94%	8.67%	14.09%	5.34%	14.48%	-0.77%
10 Year	44.17%	51.95%	58.23%	n/a	92.38%	153.53%	n/a	121.18%	n/a	n/a	144.35%	50.78%	157.77%	81.22%
10 Year (Ann.)	3.73%	4.27%	4.70%	n/a	6.76%	9.75%	n/a	8.26%	n/a	n/a	9.35%	4.19%	9.93%	6.13%
Inception	374.22%	305.19%	182.38%	1.21%	325.59%	185.06%	116.29%	2193.68%	87.30%	84.27%	4060.76%	156.63%	798.86%	129.27%
Inception (Ann.)	5.75%	5.42%	4.98%	0.54%	7.05%	9.75%	8.94%	10.09%	10.13%	9.86%	12.12%	4.10%	11.16%	4.08%
30 Day SEC Yield:	2.92%	3.06%	2.57%	1.04%		1.42%	1.17%		1.49%	1.24%				
12 Month Dist. Rate:	1.89%	3.86%	3.44%	0.66%		1.44%	1.17%		1.37%	1.08%				

Tax Equivalent Yields (*):

	TAX FREE INCOME	MN TAX FREE INCOME
28.0%	4.25%	3.87%
36.8%	4.84%	4.51%
38.8%	5.00%	4.66%
43.4%	5.41%	5.04%

* Assumes the maximum Minnesota tax bracket of 9.85%.

•Please remember that past performance is not a guarantee of future results and is only one of the factors to consider in choosing a fund.

•As with all investments, the share price and return may vary and you may have a gain or loss at the time of the sale.

Please see disclosure pages at end of presentation.